Exhibit 99.1
$225,000,000
SHIP FINANCE INTERNATIONAL LIMITED

 5.75% Convertible Senior Notes due 2021

UNDERWRITING AGREEMENT
September 30, 2016
JEFFERIES LLC
ABG SUNDAL COLLIER, INC.
MORGAN STANLEY & CO. LLC
  As Representatives of the
  Underwriters listed in
  Schedule I hereto
c/o Jefferies LLC
520 Madison Avenue
 New York, New York 10022
Ladies and Gentlemen:
Ship Finance International Limited, a Bermudian exempted company (the "Company"), hereby agree with you as follows:
1.            Issuance of Securities.  Subject to the terms and conditions herein contained, the Company proposes to issue and sell to the underwriters listed in Schedule I hereto (collectively, the "Underwriters"), for whom Jefferies LLC, ABG Sundal Collier, Inc. and Morgan Stanley & Co. LLC are acting as representatives (in such capacity, the "Representatives"), $225,000,000 in aggregate principal amount of 5.75% Convertible Senior Notes due 2021 (the "Securities"), as set forth on a term sheet substantially in the form of Schedule II hereto (the "Pricing Term Sheet").  The Securities will be issued pursuant to an indenture (the "Indenture"), to be dated as of October 5, 2016, by and between the Company and U.S. Bank National Association, as trustee (the "Trustee").  The Securities will be convertible into cash and duly and validly issued, fully paid and non-assessable shares of the Company's common stock, par value $1.00 per share (the "Common Stock") including any such shares issuable upon conversion in connection with a "make-whole fundamental change" (as defined in the Prospectus (as herein defined)) (such shares, the "Conversion Shares"), on the terms, and subject to the conditions, set forth in the Indenture.  Capitalized terms used, but not defined herein, shall have the meanings set forth in the "Description of the Notes" section of the Prospectus.
The Securities and the Conversion Shares will be registered under the Securities Act of 1933, as amended (collectively with the rules and regulations promulgated thereunder, the "Securities Act").

Concurrently with the issuance of the Securities, up to 8 million shares of Common Stock (the "Loaned Shares") are being loaned by SFL Capital II Ltd., a Bermudian exempted Company ("SFLC"), and a wholly-owned subsidiary of the Company, to Jefferies Capital Services, LLC (the "Borrower") pursuant to and upon the terms set forth in the share lending agreement (the "Share Lending Agreement") dated as of September 30, 2016, among the Company, SFLC and the Borrower.  In connection with the Share Lending Agreement, SFLC is entering into a stock loan agreement (the "Hemen Share Lending Agreement") with Hemen Holding Ltd. ("Hemen"), whereby SFLC will borrow shares of Common Stock from Hemen in order to loan such shares to the Borrower as Loaned Shares under the Share Lending Agreement.  All Loaned Shares under the Share Lending Agreement will have been borrowed by SFLC from Hemen under the Hemen Share Lending Agreement.
The Company has prepared and filed with the Securities and Exchange Commission (the "SEC") an automatic shelf registration statement on Form F-3, File No. 333-213782, including a base prospectus (the "Base Prospectus") to be used in connection with the public offering and sale of the Securities and the Conversion Shares.  Such registration statement, as amended, including the financial statements, exhibits and schedules thereto, in the form in which it became effective under the Securities Act, including all documents incorporated or deemed to be incorporated by reference therein and any information deemed to be a part thereof at the time of effectiveness pursuant to Rule 430A or 430B under the Securities Act, is called the "Registration Statement."  Any registration statement filed by the Company pursuant to Rule 462(b) under the Securities Act in connection with the offer and sale of the Securities and the Conversion Shares is called the "Rule 462(b) Registration Statement," and from and after the date and time of filing of any such Rule 462(b) Registration Statement the term "Registration Statement" shall include the Rule 462(b) Registration Statement.  The preliminary prospectus supplement dated September 29, 2016 describing the Securities and the Conversion Shares and the offering thereof (the "Preliminary Prospectus Supplement"), together with the Base Prospectus, is called the "Preliminary Prospectus," and the Preliminary Prospectus and any other prospectus supplement to the Base Prospectus in preliminary form that describes the Securities and the Conversion Shares and the offering thereof and is used prior to the filing of the Prospectus (as defined below), together with the Base Prospectus, is called a "preliminary prospectus."  As used herein, the term "Prospectus" shall mean the final prospectus supplement to the Base Prospectus that describes the Securities and the Conversion Shares and the offering thereof (the "Final Prospectus Supplement"), together with the Base Prospectus, in the form first used by the Underwriters to confirm sales of the Securities or in the form first made available to the Underwriters by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act.  References herein to the Preliminary Prospectus, any preliminary prospectus and the Prospectus shall refer to both the prospectus supplement and the Base Prospectus components of such prospectus.
As used herein:
"Applicable Time" shall be 8:51 a.m. (New York City time) on September 30, 2016.
"Time of Sale Prospectus" means any Issuer General Use Free Writing Prospectuses issued at or prior to the Applicable Time, the most recent preliminary prospectus (including any documents incorporated therein by reference) that is included in the Registration Statement as of the Applicable Time and the information included on Schedule III hereto, all considered together.

"Issuer Free Writing Prospectus" means any "issuer free writing prospectus" as defined in Rule 433 under the Securities Act ("Rule 433"), including without limitation any "free writing prospectus" (as defined in Rule 405 under the Securities Act ("Rule 405")) relating to the Securities and the Conversion Shares that is (i) required to be filed with the SEC by the Company, (ii) a "road show that is a written communication" within the meaning of Rule 433(d)(8)(i) (a "Road Show"), whether or not required to be filed with the SEC, or (iii) exempt from filing with the SEC pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities and the Conversion Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company's records pursuant to Rule 433(g).
"Issuer General Use Free Writing Prospectus" means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors (other than a "bona fide  electronic road show," as defined in Rule 433), as evidenced by its being specified in Schedule IV hereto.
All references in this Agreement to the Registration Statement, the Preliminary Prospectus, any preliminary prospectus, the Base Prospectus and the Prospectus shall include the documents incorporated or deemed to be incorporated by reference therein.  All references in this Agreement to financial statements and schedules and other information which are "contained," "included" or "stated" in, or "part of" the Registration Statement, the Rule 462(b) Registration Statement, the Preliminary Prospectus, any preliminary prospectus, the Base Prospectus, the Time of Sale Prospectus or the Prospectus, and all other references of like import, shall be deemed to mean and include all such financial statements and schedules and other information which is or is deemed to be incorporated by reference in the Registration Statement, the Rule 462(b) Registration Statement, the Preliminary Prospectus, any preliminary prospectus, the Base Prospectus, the Time of Sale Prospectus or the Prospectus, as the case may be.  All references in this Agreement to amendments or supplements to the Registration Statement, the Preliminary Prospectus, any preliminary prospectus, the Base Prospectus, the Time of Sale Prospectus or the Prospectus shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act") that is or is deemed to be incorporated by reference in the Registration Statement, the Preliminary Prospectus, any preliminary prospectus, the Base Prospectus, or the Prospectus, as the case may be.  All references in this Agreement to (i) the Registration Statement, the Preliminary Prospectus, any preliminary prospectus, the Base Prospectus or the Prospectus, any amendments or supplements to any of the foregoing, or any free writing prospectus, shall include any copy thereof filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") and (ii) the Prospectus shall be deemed to include any "electronic Prospectus" provided for use in connection with the offering of the Securities as contemplated by Section 5(w) of this Agreement.
2.            Terms of Offering.  The terms of the Securities shall be as set forth in the Preliminary Prospectus and the Pricing Term Sheet.
This Agreement, the Indenture, the Share Lending Agreement and the Securities are collectively referred to herein as the "Documents," and the transactions contemplated hereby and thereby are collectively referred to herein as the "Transactions."

3.            Purchase, Sale and Delivery.
(a)            On the basis of the representations, warranties, agreements and covenants herein contained and subject to the terms and conditions herein set forth, the Company agrees to issue and sell to the Underwriters, and the Underwriters, severally and not jointly, agree to purchase from the Company, the respective aggregate principal amount of Securities set forth opposite such Underwriters' names in Schedule I hereto at a purchase price of 98.00% of the aggregate principal amount thereof.
(b)            Delivery to the Underwriters of and payment for the Securities shall be made at a closing to be held at 10:00 a.m., New York City time, on October 5, 2016 (the "Closing Date" or, "Closing"), at the New York City offices of Skadden, Arps, Slate, Meagher & Flom LLP (or such other place as shall be reasonably acceptable to the Representatives).
(c)            The Company shall deliver to the Underwriters one or more certificates representing the Securities in definitive form, registered in such names and denominations as the Underwriters may request, against payment by the Underwriters of the purchase price set forth in Section 3(a) above by immediately available federal funds bank wire transfer to such bank account or accounts as the Company shall designate to the Underwriters at least two business days prior to the Closing.  The certificates representing the Securities in definitive form shall be made available to the Underwriters for inspection at the New York City offices of Skadden, Arps, Slate, Meagher & Flom LLP (or such other place as shall be reasonably acceptable to the Representatives) not later than 10:00 a.m. New York City time one business day immediately preceding the Closing Date.  Securities to be represented by one or more definitive global securities in book-entry form will be deposited on the Closing Date, by or on behalf of the Company, with The Depository Trust Company ("DTC") or its designated custodian, and registered in the name of Cede & Co.
4.            Representations and Warranties of the Company.
(a)            The Company represents and warrants to, and agrees with, each Underwriter that, as of the date hereof and as of the Closing Date:
(i)            Compliance with Registration Requirements.  The Registration Statement has become effective under the Securities Act.  The Company has complied, to the SEC's satisfaction, with all requests of the SEC for additional or supplemental information, if any.  No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the Securities Act, no order preventing or suspending the use of any preliminary prospectus or the Prospectus has been issued and no proceedings for any of those purposes have been instituted or are pending or, to the Company's knowledge, contemplated.  The Company has complied with each request (if any) from the SEC for additional information.  At the time the Company's Annual Report on Form 20-F for the year ended December 31, 2015 (the "Annual Report") was filed with the SEC, or, if later, at the time the Registration Statement was originally filed with the SEC, as well as at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c) under the Securities Act) made any offer relating to the Securities and the Conversion Shares in reliance on the exemption of Rule 163 under the Securities Act, the Company was a "well-known seasoned issuer" as defined in Rule 405 under the Securities Act.  The Registration Statement is an "automatic shelf registration statement," as defined in Rule 405 under the Securities Act, and became automatically effective upon its filing on September 26, 2016.  The Company has not received from the SEC any notice pursuant to Rule 401(g)(2) under the Securities Act objecting to the Company's use of the automatic shelf registration form.  The Company meets the requirements for use of Form F-3 under the Securities Act specified in FINRA Conduct Rule 5110(b)(7)(C)(i).

(ii)            Disclosure.  Each preliminary prospectus the Prospectus and any amendment or supplement thereto, at the time each was filed with the SEC, complied in all material respects with the requirements of the Securities Act. Each of the Registration Statement and any post-effective amendment thereto, at the time it became or becomes effective, complied and will comply in all material respects with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.  As of the Applicable Time, the Time of Sale Prospectus did not, and at the Closing Date, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The Prospectus, as of its date, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The representations and warranties set forth in the three immediately preceding sentences do not apply to statements in or omissions from the Registration Statement or any post-effective amendment thereto, or the Prospectus or the Time of Sale Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with written information relating to any Underwriter furnished to the Company in writing by the Representatives expressly for use therein, it being understood and agreed that the only such information consists of the information described in Section 7(b) below.  There are no contracts or other documents required to be described in the Time of Sale Prospectus or the Prospectus or to be filed as an exhibit to the Registration Statement which have not been described or filed as required.
(iii)            Distribution of Offering Material by the Company.  Prior to the completion of the Underwriters' distribution of the Securities, the Company has not distributed and will not distribute any offering material in connection with the offering and sale of the Securities other than the Registration Statement, the Time of Sale Prospectus, the Prospectus or any free writing prospectus reviewed and consented to by the Representatives, the free writing prospectuses, if any, identified on Schedule IV hereto.
(iv)            Trust Indenture Act.  The Registration Statement and any post-effective amendment thereto, at the time it became or becomes effective, complied and will comply in all material respects with the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder (collectively, the "Trust Indenture Act").
(v)            Issuer Free Writing Prospectuses; Road Show.  As of the determination date referenced in Rule 164(h) under the Securities Act, the Company was not, is not or will not be (as applicable) an "ineligible issuer" in connection with the offering of the Securities and the Conversion Shares pursuant to Rules 164, 405 and 433 under the Securities Act.  Each free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the SEC in accordance with the requirements of the Securities Act.  Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of Rule 433 under the Securities Act, including timely filing with the SEC or retention where required and legending, and each such free writing prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Securities and the Conversion Shares did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the Prospectus or any preliminary prospectus and not superseded or modified.  Except for the free writing prospectuses, if any, identified in Schedule IV hereto, and electronic road shows, if any, furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior written consent, prepare, use or refer to, any free writing prospectus.  Each Road Show, when considered together with the Time of Sale Prospectus, did not, as of the Applicable Time, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(vi)            Documents Incorporated by Reference.  The documents incorporated or deemed to be incorporated by reference in the Registration Statement, Time of Sale Prospectus or Prospectus, at the time they were or hereafter are filed with the SEC, complied and will comply, in all material respects with the requirements of the Exchange Act and did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.  There are no contracts or other documents required to be described in such incorporated documents or to be filed as exhibits to such incorporated documents which have not been described or filed as required.
(vii)            Accuracy of Statements.  The statements set forth or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectus under the captions "Description of Notes," "Description of Share Lending Agreement" and "Description of Capital Stock" insofar as they purport to constitute a summary of the terms of the Securities, the Share Lending Agreement and the Common Stock, respectively, and under the captions "Risk Factors," "Taxation," "Underwriting," "Information on the Company - Business Overview" and "Additional Information" insofar as they purport to describe the provisions of the laws and documents referred to therein, are fair and accurate in all material respects.
(viii)            Reporting Compliance.  The Company is subject to, and is in full compliance in all material respects with, the reporting requirements of Section 13 and Section 15(d), as applicable, of the Exchange Act.  No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any U.S. or non-U.S. federal, state, local or other governmental or regulatory authority, governmental or regulatory agency or body, court, arbitrator or self-regulatory organization (each, a "Governmental Authority") is necessary or required for the performance by the Company of its obligations hereunder, in connection with the Offering, issuance or sale of the Securities hereunder or the consummation of the Transactions, except such as have been already obtained or as may be required under the Securities Act, the rules of the New York Stock Exchange, state securities laws or the rules of Financial Industry Regulatory Authority, Inc. ("FINRA") or the Companies Act 1981 of Bermuda.
(ix)            Preparation of the Financial Statements; Non-GAAP Financial Measures.  The audited consolidated financial statements and related notes and supporting schedules of the Company and its subsidiaries contained or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectus (the "Financial Statements") present fairly the financial position, results of operations, changes in stockholders' equity and cash flows of the Company and its consolidated subsidiaries, as of the respective dates and for the respective periods to which they apply and have been prepared in accordance with generally accepted accounting principles of the United States ("GAAP"), applied on a consistent basis throughout the periods involved, and the requirements of Regulation S-X under the Securities Act ("Regulation S-X").  The financial data set forth under the caption "Prospectus Supplement Summary — Summary Historical Financial Information" in the Registration Statement, the Time of Sale Prospectus and the Prospectus has been prepared on a basis consistent with that of the Financial Statements and present fairly the financial position and results of operations of the Company and its consolidated subsidiaries as of the respective dates and for the respective periods indicated.  All other financial, statistical and market and industry data and forward-looking statements (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus are fairly and accurately presented, are based on or derived from sources that the Company believes to be reliable and accurate and are presented on a reasonable basis.  No other financial statements or supporting schedules are required to be included in the Registration Statement, Time of Sale Prospectus or Prospectus.  All disclosures contained in the Registration Statement, the Time of Sale Prospectus or the Prospectus, or incorporated by reference therein, regarding "non-GAAP financial measures" (as such term is defined by the rules and regulations of the SEC) comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Securities Act, to the extent applicable.  The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectus fairly presents the information called for in all material respects and has been prepared in accordance with the SEC's rules and guidelines applicable thereto.

(x)            Disclosure Controls and Procedures.  The Company and its subsidiaries maintain an effective system of "disclosure controls and procedures" (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure.  The Company and its subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.  The statements relating to disclosure controls and procedures made by the principal executive officers (or their equivalents) and principal financial officers (or their equivalents) of the Company in the certifications required by the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith are complete and correct.
(xi)            Independent Accountants.  MSPC Certified Public Accountants and Advisors, P.C., who have certified and expressed their opinion with respect to the financial statements including the related notes thereto and supporting schedules contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus, are (i) an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the SEC and as required by the Securities Act, (ii) in compliance with the applicable requirements relating to the qualification of accountants Regulation S-X and (iii) a registered public accounting firm as defined by the Public Company Accounting Oversight Board (United States) whose registration has not been suspended or revoked and who has not requested such registration to be withdrawn.
(xii)            No Material Adverse Change.  Subsequent to the respective dates as of which information is contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus, except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, (i) neither the Company nor any of its subsidiaries has incurred any liabilities, direct or contingent, including without limitation any losses or interference with its business from fire, explosion, flood, earthquakes, accident or other calamity, whether or not covered by insurance, or from any strike, labor dispute or court or governmental action, order or decree, that are material, individually or in the aggregate, to the Company and its subsidiaries, taken as a whole, or has entered into any material transactions not in the ordinary course of business, (ii) there has not been any material decrease in the capital stock or any material increase in any short-term or long-term indebtedness of the Company or its subsidiaries, or any payment of or declaration to pay any dividends or any other distribution with respect to the Company, and (iii) there has not been any material adverse change, or any development that could reasonably be expected to result in a material adverse change, in the properties, business, prospects, operations, earnings, assets, liabilities or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole (each of clauses (i), (ii) and (iii), a "Material Adverse Change").
(xiii)            Rating Agencies.  No "nationally recognized statistical rating organization" (as that term is used in Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act) (i) has imposed (or has informed the Company that it is considering imposing) any condition (financial or otherwise) to retain any rating assigned to the Company or any of its subsidiaries or to any securities of  the Company or any of its subsidiaries or (ii) has indicated to the Company that it is considering (A) the downgrading, suspension, or withdrawal of, or any review (or of any potential or intended review) for a possible change in, any rating so assigned (including, without limitation, the placing of any of the foregoing ratings on credit watch with negative or developing implications or under review with an uncertain direction) or (B) any change in the outlook for any rating of the Company or any of its subsidiaries or any securities of the Company or any of its subsidiaries.

(xiv)            Incorporation and Good Standing of the Company and the Subsidiaries.  The Company and each of the Company's "significant subsidiaries" (as such term is defined in Rule 1-02 of Regulation S-X) (each, a "Subsidiary" and, collectively, the "Subsidiaries") (i) has been duly organized or formed, as the case may be, is validly existing and is in good standing under the laws of its jurisdiction of organization, (ii) has all requisite power and authority to carry on its business and to own, lease and operate its properties and assets as described in the Registration Statement, in the Time of Sale Prospectus and in the Prospectus and (iii) is duly qualified or licensed to do business and is in good standing as a foreign corporation, partnership or other entity as the case may be, authorized to do business in each jurisdiction in which the nature of such businesses or the ownership or leasing of such properties requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on (A) the properties, business, prospects, operations, earnings, assets, liabilities or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, (B) the ability of the Company or any subsidiary to perform its obligations in all material respects under any Document, (C) the validity or enforceability of any of the Documents, or (D) the consummation of any of the Transactions (each, a "Material Adverse Effect").
(xv)            Subsidiaries.  Except as otherwise disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, all of the issued and outstanding capital stock or other equity or ownership interests of each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company, directly or through subsidiaries, free and clear of all liens, security interests, mortgages, pledges, charges, equities, claims or restrictions on transferability or encumbrances of any kind (collectively, "Liens").  The Company does not own or control, directly or indirectly, any corporation, association or other entity other than (i) the subsidiaries listed in Exhibit 8.1 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015 and (ii) certain other subsidiaries which, considered in the aggregate as a single subsidiary, do not constitute a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X.
(xvi)            Capitalization and Other Capital Stock Matters.  All of the issued and outstanding shares of capital stock or other equity interests of the Company have been duly authorized and validly issued, are fully paid and non-assessable and were not issued in violation of, and are not subject to, any preemptive or similar rights.  The Securities, the Conversion Shares and all other outstanding shares of capital stock or other equity interests of the Company conform in all material respects to the descriptions thereof set forth in the Registration Statement, the Time of Sale Prospectus and the Prospectus.  None of the outstanding shares of Common Stock was issued in violation of any preemptive rights or other similar rights granted by the Company to any securityholder of the Company.  Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, there are no outstanding (A) options, warrants, preemptive rights, rights of first refusal or other rights to purchase from the Company or any of the Subsidiaries, (B) agreements, contracts, arrangements or other obligations of the Company or any of the Subsidiaries to issue or (C) other rights to convert any obligation into or exchange any securities for, in the case of each of clauses (A) through (C), shares of capital stock of or other ownership or equity interests in the Company or any of the Subsidiaries.
(xvii)            Legal Power and Authority.  The Company has all necessary power and authority to execute, deliver and perform their respective obligations under the Documents to which they are a party and to consummate the Transactions.

(xviii)            This Agreement, the Indenture and the Share Lending Agreement.  This Agreement has been duly and validly authorized, executed and delivered by the Company.  The Indenture has been duly and validly authorized by the Company and, at the Closing Date, will have been duly executed and delivered by the Company and will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that the enforcement thereof may be subject to (i) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors' rights generally and (ii) general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought.  On the Closing Date, the Indenture will be duly qualified under the Trust Indenture Act.  The Share Lending Agreement has been duly and validly authorized, executed and delivered by the Company.  The Share Lending Agreement constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, solvency and similar laws affecting creditors' rights generally and equitable principles of general applicability.  When executed and delivered, this Agreement, the Indenture and the Share Lending Agreement will conform in all material respects to the descriptions thereof in the Registration Statement, the Time of Sale Prospectus and the Prospectus.
(xix)            The Securities.  The Securities have each been duly and validly authorized by the Company and, when issued and delivered to and paid for by the Underwriters in accordance with the terms of this Agreement, the Indenture and the Share Lending Agreement, will have been duly executed, authenticated, issued and delivered and will constitute legal, valid and binding obligations of the Company, entitled to the benefit of the Indenture, and enforceable against the Company in accordance with its terms, except that the enforcement thereof may be subject to (i) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors' rights generally and (ii) general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought.  When executed and delivered, the Securities will conform in all material respects to the descriptions thereof in the Registration Statement, the Time of Sale Prospectus and the Prospectus and will be in the form contemplated by the Indenture.
(xx)            The Conversion Shares.  The Conversion Shares have been duly and validly authorized and reserved and, when issued upon conversion of the Securities in accordance with the terms of the Securities, will be validly issued, fully paid and non-assessable, and the issuance of the Conversion Shares will not be subject to any preemptive or similar rights.  No holder of the Conversion Shares will be subject to personal liability by reason of being such a holder.  The Conversion Shares conform in all material respects to the descriptions thereof in the Registration Statement, the Time of Sale Prospectus and the Prospectus.
(xxi)            Registration Rights.  There are no persons with registration rights or other similar rights to have any securities registered for sale pursuant to the Registration Statement or otherwise registered for sale or sold by the Company under the Securities Act pursuant to this Agreement.

(xxii)            Compliance with Existing Instruments.  Neither the Company nor any of its subsidiaries is (i) in violation of its certificate of incorporation, by-laws or other organizational documents (the "Charter Documents"); (ii) in violation of any U.S. or non-U.S. federal, state or local statute, law (including, without limitation, common law) or ordinance, or any judgment, decree, rule, regulation, order or injunction (collectively, "Applicable Law") of any Governmental Authority, applicable to any of them or any of their respective properties; or (iii) in breach of or default under any bond, debenture, note, loan or other evidence of indebtedness, indenture, mortgage, deed of trust, lease or any other agreement or instrument to which any of them is a party or by which any of them or their respective property is bound (collectively, the "Applicable Agreements"), except, in the case of clauses (ii) and (iii) for such violations, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  There exists no condition that, with the passage of time or otherwise, would constitute (a) a violation of such Charter Documents or applicable laws, (b) a breach of or default or a "Debt Repayment Triggering Event" (as defined below) under any Applicable Agreement or (c) result in the imposition of any penalty or the acceleration of any indebtedness.  As used herein, a "Debt Repayment Triggering Event" means any event or condition that gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries or any of their respective properties.
(xxiii)            Compliance with Laws. The Company and its subsidiaries have been and are in compliance with all applicable laws, rules and regulations, except where failure to be so in compliance could not be expected, individually or in the aggregate, to have a Material Adverse Effect.
(xxiv)            No Conflicts.  Neither the execution, delivery or performance of the Documents nor the consummation of any of the Transactions (including the use of proceeds from the sale of the Securities as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus under the caption "Use of Proceeds") will conflict with, violate, constitute a breach of or a default (with the passage of time or otherwise) or a Debt Repayment Triggering Event under, or result in the imposition of a Lien on any assets of the Company or any of its subsidiaries or the imposition of any penalty or a Debt Repayment Triggering Event under or pursuant to (a) the Charter Documents, (b) any Applicable Agreement, (c) any Applicable Law or (d) any order, writ, judgment, injunction, decree, determination or award binding upon or affecting the Company (except, with respect to clauses (b), (c) and (d) above, for such violations, breaches, defaults, Debt Repayment Triggering Events, Liens or impositions that would not, singly or in the aggregate, result in a Material Adverse Effect).
(xxv)            No Consents.  No consent, approval, authorization, order, filing or registration of or with any Governmental Authority or third party is required for execution, delivery or performance of the Documents or the consummation of the Transactions, except (i) those that have been official or made, as the case may be, that are in full force and effect and (ii) as may be required under the securities or "Blue Sky" laws of U.S. state or non-U.S. jurisdictions or other non-U.S. laws applicable to the purchase of the Securities outside the U.S. in connection with the Transactions.

(xxvi)            No Material Actions or Proceedings.  Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, there is no action, suit, proceeding, inquiry or investigation brought by or before any governmental entity now pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries, which could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect or materially and adversely affect the consummation of the transactions contemplated by this Agreement or the performance by the Company of its obligations hereunder; and the aggregate of all pending legal or governmental proceedings to which the Company or any such subsidiary is a party or of which any of their respective properties or assets is the subject, including ordinary routine litigation incidental to the business, if determined adversely to the Company, could not be expected to have a Material Adverse Effect.  No material labor dispute with the employees of the Company or any of its subsidiaries, or with the employees of any principal supplier, manufacturer, customer or contractor of the Company, exists or, to the knowledge of the Company, is threatened or imminent, which, in either case, would result in a Material Adverse Effect.
(xxvii)                          All Necessary Permits.  Each of the Company and its subsidiaries possess all licenses, permits, certificates, consents, orders, approvals and other authorizations from, and has made all declarations and filings with, all Governmental Authorities, presently required or necessary to own or lease, as the case may be, and to operate its properties and to carry on its businesses as now or proposed to be conducted as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus ("Permits"), except where the failure to possess such Permits would not, individually or in the aggregate, have a Material Adverse Effect; each of the Company and its subsidiaries has fulfilled and performed all of its obligations with respect to such Permits; no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination of any such Permit or has resulted, or after notice or lapse of time would reasonably be expected to result, in any other material impairment of the rights of the holder of any such Permit; and none of the Company or its subsidiaries has received or has any reason to believe it will receive any notice of any proceeding relating to revocation or modification of any such Permit, except as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus or except where such revocation or modification would not, individually or in the aggregate, have a Material Adverse Effect.
(xxviii)                          Title to Properties.  Each of the Company and its subsidiaries has good, marketable and valid title to all real property owned by it and good title to all personal property owned by it and good and valid title to all leasehold estates in real and personal property being leased by it and, as of the Closing Date, will be free and clear of all Liens other than Permitted Liens, except such as (A) are described in the Registration Statement, the Time of Sale Prospectus and the Prospectus and (B) do not, singly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company of any of its subsidiaries or the ability of the Company to perform its obligations under the Documents.  All Applicable Agreements to which the Company or any of its subsidiaries is a party or by which any of them is bound are valid and enforceable against each of the Company or such subsidiary, as applicable, and are valid and enforceable against the other party or parties thereto and are in full force and effect with only such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect.

(xxix)            Tax Law Compliance.  All Tax (as hereinafter defined) returns required to be filed by the Company and each of its subsidiaries have been filed and all such returns are true, complete and correct in all respects except insofar as the failure to file such returns would not result in a Material Adverse Effect.  All material Taxes that are due from the Company and its subsidiaries have been paid other than those (i) currently payable without penalty or interest or (ii) being contested in good faith and by appropriate proceedings and for which adequate accruals have been established in accordance with GAAP, applied on a consistent basis throughout the periods involved.  To the knowledge of the Company, after due inquiry, there are no actual or proposed Tax assessments against the Company or any of its subsidiaries that would, individually or in the aggregate, have a Material Adverse Effect.  The accruals on the books and records of the Company and its subsidiaries in respect of any Tax liability for any period not finally determined are adequate to meet any assessments of Tax for any such period, except to the extent of any inadequacy that would not result in a Material Adverse Effect.  For purposes of this Agreement, the terms "Tax" and "Taxes" shall mean all U.S. and non-U.S. federal, state, local and taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties applicable thereto.
(xxx)            Intellectual Property Rights.  Each of the Company and its subsidiaries owns, or is licensed under, and has the right to use, all patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, domain names and trade names (collectively, "Intellectual Property") necessary for the conduct of its businesses and, as of the Closing Date, the Intellectual Property, if any, will be free and clear of all Liens, other than Permitted Liens.  The Company is not a party to, or bound by, any options, licenses or agreements with respect to the intellectual property rights of any other person or entity that are necessary to be described in the Registration Statement, Time of Sale Prospectus or Prospectus to avoid a material misstatement or omission and are not described therein.  No claims or notices of any potential claim have been asserted by any person challenging the use of any such Intellectual Property by the Company or any of its subsidiaries or questioning the validity or effectiveness of any Intellectual Property or any license or agreement related thereto, other than any claims that, if successful, would not, individually or in the aggregate, have a Material Adverse Effect.  None of the intellectual property used by the Company or any of its subsidiaries has been obtained or is hereby used by the Company or any of its subsidiaries in violation of any contractual obligation binding on the Company or any of its subsidiaries or, to the Company or any of its subsidiaries' knowledge, its officers, directors or employees or otherwise in violation of the rights of any person.
(xxxi)            Title to Vessels.  All of the vessels described in the Registration Statement, the Time of Sale Prospectus and the Prospectus are owned directly (or as set forth in the Registration Statement, the Time of Sale Prospectus and the Prospectus) by subsidiaries of the Company; each of the vessels listed on Schedule V hereto (the "Owned Vessels") has been duly registered as a vessel under the laws and regulations and flag of the jurisdiction set forth opposite its name on Schedule V in the sole ownership of the subsidiary of the Company set forth opposite its name on Schedule V hereto; each such subsidiary of the Company has good title to the applicable Owned Vessel, free and clear of all mortgages, pledges, liens, security interests and claims and all defects of the title of record except for those liens as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, and such other encumbrances which would not, in the aggregate, result in a Material Adverse Effect; and each subsidiary of the Company that owns an Owned Vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the jurisdiction where it is registered as would affect its registry with the ship registry of such jurisdiction except for failures to be in good standing which would not, in the aggregate, result in a Material Adverse Effect.

(xxxii)                          Vessel Compliance.  Each Owned Vessel is operated in compliance with the applicable rules, codes of practice, conventions, protocols, guidelines or similar requirements or restrictions imposed, published or promulgated by any international, national, state or local regulatory agencies or bodies, classification society or insurer applicable to the respective vessel (collectively, "Maritime Guidelines") and all applicable international, national, state and local conventions, laws, regulations, orders, permits, licenses, certificates, approvals, financial assurances, consents and other authorizations and other requirements (including, without limitation, all Environmental Laws), except where such failure to be in compliance would not have, individually or in the aggregate, a Material Adverse Effect.  The Company and each applicable subsidiary are qualified to own or lease, as the case may be, and operate such vessels under all applicable international, national, state and local conventions, laws, regulations, orders, such permits, licenses, certificates, approvals, financial assurances, consents and other authorizations and other requirements (including, without limitation, all Environmental Laws) and Maritime Guidelines, including the laws, regulations and orders of each such vessel's flag state, except where such failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect.
(xxxiii)                          Vessel Classification.  Each Owned Vessel is classed by a classification society which is a full member of the International Association of Classification Societies and each Owned Vessel is in class with valid class and trading certificates, without any overdue recommendations, except where such failure to be classed would not have, individually or in the aggregate, a Material Adverse Effect.
(xxxiv)                           Absence of Vessel Loss.  Since the date of the last audited Company financial statements included in the Registration Statement, the Time of Sale Prospectus and the Prospectus, (i) there has not been a material partial loss or total loss of or to any of the Owned Vessels, whether actual or constructive, (ii) no Owned Vessel has been arrested or requisitioned for title or hire and (iii) neither the Company nor any of the subsidiaries has sustained any material loss or interference with its respective business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree.
(xxxv)            Absence of Vessel Contract Modification.  Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, none of the contracts or agreements filed as an exhibit to the Registration Statement have been terminated (other than by its own terms), amended, modified, supplemented or waived; neither the Company nor any subsidiary has sent or received any communication regarding the termination, amendment, modification, supplementation or waiver of, or an intention to terminate, amend, modify, supplement or waive, or not to consummate any transaction contemplated by, any such contract or agreement; and no such termination, amendment, modification, supplementation or waiver, or intention to terminate, amend, modify, supplement or waive, or not to consummate any transaction contemplated by, any such contract or agreement has been threatened by the Company or any subsidiary or, to the knowledge of the Company, any other party to any such contract or agreement.

(xxxvi)                          ERISA Matters.  The Company and its subsidiaries and any "employee benefit plan" (as defined under the Employee Retirement Income Security Act of 1974, as amended, and the regulations and published interpretations thereunder (collectively, "ERISA")) established or maintained by the Company, its subsidiaries or their "ERISA Affiliates" (as defined below) are in compliance in all material respects with ERISA.  "ERISA Affiliate" means, with respect to the Company or any of its subsidiaries, any member of any group of organizations described in Sections 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986 (the "Code") of which the Company or such subsidiary is a member.  Except as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus, no "reportable event" (as defined under ERISA) has occurred or is reasonably expected to occur with respect to any "employee benefit plan" established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates.  Except as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus, no "employee benefit plan" established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates, if such "employee benefit plan" were terminated, would have any "amount of unfunded benefit liabilities" (as defined under ERISA).  Neither the Company, its subsidiaries nor any of their ERISA Affiliates has incurred or reasonably expects to incur any liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any "employee benefit plan" or (ii) Sections 412, 4971, 4975 or 4980B of the Code.  Each employee benefit plan established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates that is intended to be qualified under Section 401(a) of the Code is so qualified and nothing has occurred, whether by action or failure to act, which would cause the loss of such qualification.
(xxxvii)                          Labor Matters.  (i) The Company is not party to or bound by any collective bargaining agreement with any labor organization; (ii) there is no union representation question existing with respect to the employees of the Company, and, to the knowledge of the Company, after due inquiry, no union organizing activities are taking place that, could, individually or in the aggregate, have a Material Adverse Effect; (iii) to the knowledge of the Company, after due inquiry, no union organizing or decertification efforts are underway or threatened against the Company; (iv) no labor strike, work stoppage, slowdown or other material labor dispute is pending against the Company, or, to the Company's knowledge, after due inquiry, threatened against the Company; (v) there is no worker's compensation liability, experience or matter that could be reasonably expected to have a Material Adverse Effect; (vi) to the knowledge of the Company, after due inquiry, there is no threatened or pending liability against the Company pursuant to the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local law; (vii) there is no employment-related charge, complaint, grievance, investigation, unfair labor practice claim or inquiry of any kind, pending against the Company that could, individually or in the aggregate, have a Material Adverse Effect; (viii) to the knowledge of the Company, after due inquiry, no employee or agent of the Company has committed any act or omission giving rise to liability for any violation identified in subsections (vi) and (vii) above, other than such acts or omissions that would not, individually or in the aggregate, have a Material Adverse Effect; and (ix) no term or condition of employment exists through arbitration awards, settlement agreements or side agreement that is contrary to the express terms of any applicable collective bargaining agreement.

(xxxviii)                          Environmental Laws.  Except as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus or would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor any of its subsidiaries is, or has been, in violation of any international, federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, and including conventions adopted by the International Maritime Organization, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials, oily bilge water, harmful organisms or mold (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"), (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries, (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Entity, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws, (E) neither the Company nor any of its subsidiaries has been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and (F) neither the Company nor its subsidiaries reasonably anticipates material capital expenditures relating to any Environmental Laws.
(xxxix)                          Environmental Compliance Review.  In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on its business, operations and properties, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for environmental remediation, for closure of properties or for compliance with Environmental Laws, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, individually or in the aggregate, have a Material Adverse Effect.
(xl)            Insurance.  Each of the Company and its subsidiaries are insured by recognized, financially sound and reputable institutions (which term shall include protection and indemnity insurance clubs) with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses, including, but not limited to, policies covering their  personnel, operations, business and real and personal property owned or leased by the Company and its subsidiaries against theft, damage, destruction, acts of vandalism and earthquakes.  There are no material claims by the Company or any of its subsidiaries under any insurance policy or instrument as to which any insurance company or mutual protection and indemnity association is denying liability or defending under a reservation of rights clause; none of the Company or any of its subsidiaries is currently required to make any material payment, or is aware of any facts that would require it to make any material payment, in respect of a call by, or a contribution to, any mutual protection and indemnity association.  The Company has no reason to believe that it or any of its subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(xli)            Foreign Private Issuer.  The Company is a "foreign private issuer" as defined in Rule 405 of the Securities Act.
(xlii)            Dividends and Other Distributions.  Except as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus, all interest, dividends and other distributions declared and payable on the Securities or any Conversion Shares may under the current laws and regulations of Bermuda be paid in United States dollars and may be freely transferred out of Bermuda, and all such interest, dividends and other distributions will not be subject to withholding or other taxes under the current laws and regulations of Bermuda and are otherwise free and clear of any other tax, duty, withholding or deduction in and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchanges authorities in Bermuda.
(xliii)            Bermuda Monetary Authority.  To ensure the legality, validity, enforceability and admissibility into evidence of each of this Agreement, the Securities and any other document to be furnished hereunder in Bermuda, it is not necessary that this Agreement, the Securities, the Conversion Shares, the Indenture or the Share Lending Agreement or such other document be filed or recorded with any court or other authority in Bermuda or any stamp or similar tax be paid in Bermuda on or in respect of this Agreement, the Securities, the Conversion Shares, the Indenture, the Share Lending Agreement or any such other document except that (i) the consent of the Bermuda Monetary Authority is required and has been obtained for the sale and subsequent transferability of the Securities and the Conversion Shares provided the Conversion Shares remain listed on the New York Stock Exchange or another appointed stock exchange; and (ii) the Prospectus is required to be and will be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act 1981 of Bermuda.
(xliv)            Accounting System.  The Company and each of its subsidiaries make and keep accurate books and records and maintain a system of internal accounting controls and procedures sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences.  The Company's independent auditors and board of directors have been advised of: (i) all "material weaknesses" and "significant deficiencies" (each, as defined in Rule 12b-2 of the Exchange Act), if any, in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and (ii) all fraud, if any, whether or not material, that involves management or other employees who have a role in the Company's internal controls (whether or not remediated); all such material weaknesses and significant deficiencies, if any, have been disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus in all material respects; and since the date of the most recent evaluation of such disclosure controls and procedures and internal controls, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

(xlv)            Use of Proceeds; Solvency; Going Concern.  On the Closing Date, after giving pro forma effect to the Offering and the use of proceeds therefrom described under the caption "Use of Proceeds" in the Registration Statement, the Time of Sale Prospectus and the Prospectus, the Company (a) will be Solvent (as hereinafter defined), (b) will have sufficient capital for carrying on its business and (c) expects to be able to pay its debts as they mature.  As used in this paragraph, the term "Solvent" means, with respect to a particular date, that on such date (i) the present fair market value (or present fair saleable value) of the assets of the Company is not less than the total amount required to pay the liabilities of the Company on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured; (ii) the Company is able to pay its debts and other liabilities, contingent obligations and commitments as they mature and become due in the normal course of business; and (iii) assuming consummation of the issuance of the Securities as contemplated by this Agreement and the Registration Statement, the Time of Sale Prospectus and the Prospectus, the Company is not incurring debts or liabilities beyond its ability to pay as such debts and liabilities mature.
(xlvi)            No Price Stabilization; Compliance with Regulation M. Neither the Company nor any of its subsidiaries has taken, directly or indirectly, any action designed to or that might cause or result in stabilization or manipulation of the price of the Securities, the Common Stock or of any "reference security" (as defined in Rule 100 of Regulation M under the Exchange Act ("Regulation M")) with respect to the Securities or Common Stock, whether to facilitate the sale or resale of the Securities and the Conversion Shares or otherwise, and has taken no action which would directly or indirectly violate Regulation M.
(xlvii)            Margin Requirements.  None of the Transactions or the application of the proceeds of the Securities will violate or result in a violation of Section 7 of the Exchange Act (including, without limitation, Regulation T (12 C.F.R. Part 220), Regulation U (12 C.F.R. Part 221) or Regulation X (12 C.F.R. Part 224) of the Board of Governors of the Federal Reserve System).
(xlviii)                          Investment Company Act.  The Company has been advised of the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder (collectively, the "Investment Company Act"); as of the date hereof and, after giving effect to the Offering and the use of proceeds of the Offering, each of the Company and its subsidiaries is not and will not be, individually or on a consolidated basis, an "investment company" that is required to be registered under the Investment Company Act; and following the applicable Closing, the Company and its subsidiaries will conduct their businesses in a manner so as not to be required to register under the Investment Company Act.
(xlix)            No Brokers.  Neither the Company nor any of its affiliates has engaged any broker, finder, commission agent or other person (other than the Underwriters) in connection with the Offering or any of the Transactions, and neither the Company nor any of its affiliates is under any obligation to pay any broker's fee or commission in connection with such Transactions (other than commissions or fees to the Underwriters).
(l)            No Restrictions on Payments of Dividends.  Except as otherwise disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, there is no encumbrance or restriction on the ability of any subsidiary of the Company (x) to pay dividends or make other distributions on such subsidiary's capital stock or to pay any indebtedness to the Company or any other subsidiary of the Company, (y) to make loans or advances or pay any indebtedness to, or investments in, the Company or any other subsidiary or (z) to transfer any of its property or assets to the Company or any other subsidiary of the Company.

(li)            Sarbanes-Oxley.  There is and has been no failure on the part of the Company and its subsidiaries or any of the officers and directors of the Company or any of its subsidiaries, in their capacities as such, to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.
(lii)            Foreign Corrupt Practices Act.  None of the Company or any subsidiary or, to the knowledge of the Company, any director, officer, employee or any agent or other person acting on behalf of the Company or any subsidiary has, in the course of its actions for, or on behalf of, the Company or any subsidiary (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any domestic government official, "foreign official" (as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the "FCPA")) or employee from corporate funds; (iii) violated or is in violation of any provision of the FCPA or any applicable non-U.S. anti-bribery statute or regulation; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic government official, such foreign official or employee; and the Company and its subsidiaries, and, to the knowledge of the Company and its subsidiaries, its and their other affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith.
(liii)            Money Laundering.  The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws"), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or its subsidiaries with respect to the Money Laundering Laws is pending or, to the Company's knowledge, after due inquiry, threatened.
(liv)            OFAC.  None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or representative of the Company or any of its subsidiaries is an individual or entity ("Person") currently the subject or target of any sanctions administered or enforced by the United States government, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), the U.S. Department of Commerce's Bureau of Industry Security, the U.S. Department of State (including by way of its designation of state sponsors of terrorism), the U.S. Department of Defense's Directorate of Defense Trade Controls, the United Nations Security Council, the European Union, Her Majesty's Treasury, or other relevant sanctions authority (collectively, "Sanctions"), nor is the Company located, organized or resident in a country or territory that is the subject of Sanctions.  Neither the Company nor any of its affiliates (i) is or has been in the last five years under investigation for any alleged violation of Sanctions, (ii) has been adjudged to have violated any Sanctions or assessed civil penalties under any Sanctions or (iii) is aware of any facts or circumstances, except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, that might constitute a violation by the Company of any Sanctions.  The Company has taken all appropriate measures to ensure that the Company and each of its affiliates is and will continue to be in compliance with all Sanctions, including without limitation the Iran Threat Reduction and Syria Human Rights Act of 2012.  The Company will not use the proceeds of the sale of the Securities, or lend, contribute or otherwise make available such proceeds to any subsidiaries, joint venture partners or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.  The Company will use its reasonable best efforts to include in all charter agreements executed after the date of execution of this Agreement the requirement that the Company's vessels may not enter and that the charterer will take all steps necessary to prevent entry into any port of call that is located in any country or territory that, at that time, is the subject of Sanctions to the extent that such entry would expose the Company or any party to this Agreement to Sanctions.

(lv)            Related Party Transactions.  No relationship, direct or indirect, exists between or among any of the Company or any affiliate of the Company, on the one hand, and any director, officer, member, stockholder, customer or supplier of the Company or any affiliate of the Company, on the other hand, which is required by the Securities Act to be disclosed in a registration statement on Form F-3 which is not so disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus.  There are no outstanding loans, advances (except advances for business expenses in the ordinary course of business) or guarantees of indebtedness by the Company or any affiliate of the Company to or for the benefit of any of the officers or directors of the Company or any affiliate of the Company or any of their respective family members.
(lvi)            Lending Relationship.  Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, the Company (i) does not have any material lending or other relationship with any bank affiliate or lending affiliate of any of the Underwriters and (ii) does not intend to use any of the proceeds from the sale of the Securities to repay any outstanding debt owed to any affiliate of the Underwriters.
(lvii)            Stamp Taxes.  There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid in connection with the execution and delivery of this Agreement or the issuance or sale of the Securities.
(lviii)            Listing.  The shares of Common Stock are registered pursuant to Section 12b of the Exchange Act and are listed on the New York Stock Exchange ("NYSE"), and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the shares of Common Stock under the Exchange Act or delisting the shares of Common Stock from the NYSE.  Except as described in the Company's periodic filings under the Exchange Act incorporated by reference in the Time of Sale Prospectus or the Prospectus, the Company has not received any notification that the SEC or the NYSE is contemplating terminating such registration or listing.
(lix)            Lock-Ups.  Each of the Company's directors, executive officers and principal shareholders has executed and delivered to the Representatives a lock-up agreement in the form of Exhibit A hereto (a "Lock-up Agreement").  Exhibit B hereto contains a true, complete and correct list of all directors, executive officers and principal shareholders of the Company.  All directors, executive officers and shareholders who are required pursuant to this Agreement to execute and deliver a Lock-up Agreement are collectively hereinafter referred to as the "Locked-up Persons."
(lx)            Immunity from Jurisdiction.  Neither the Company nor its subsidiaries nor any of their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the United States or the Islands of Bermuda.
(lxi)            PFIC Status.  The Company was not a "passive foreign investment company" ("PFIC") as defined in Section 1297 of the Code, for its most recently completed taxable year and, based on the Company's current projected income, assets and activities, the Company does not expect to be classified as a PFIC for any subsequent taxable year.

(lxii)            Other Affiliates.  Other than the Subsidiaries, there is no entity or other person (i) of which a majority of the voting equity securities or other interests is owned, directly or indirectly, by the Company and (ii) which held more than 5% of the total assets of the Company on a consolidated basis as of June 30, 2016, excluding inter-company balances.
(lxiii)            Statistical and Market-Related Data.  Any statistical and market-related data included in the Registration Statement, the Time of Sale Prospectus or the Prospectus are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.
(b)            Each certificate signed by any officer of the Company or any of its subsidiaries, delivered to the Underwriters shall be deemed a representation and warranty by the Company or any such subsidiary (and not individually by such officer) to the Underwriters with respect to the matters covered thereby.
5.            Covenants of the Company.  The Company agrees:
(a)            Reporting Requirements.  The Company, during the period when a Prospectus relating to the Securities is (or, but for the exception afforded by Rule 172 under the Securities Act, would be) required to be delivered under the Securities Act, will file all documents required to be filed with the SEC pursuant to the Exchange Act within the time periods required by the Exchange Act.
(b)            Free Writing Prospectuses. The Company shall furnish to the Representatives for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each proposed free writing prospectus or any amendment or supplement thereto prepared by or on behalf of, used by, or referred to by the Company, and the Company shall not file, use or refer to any proposed free writing prospectus or any amendment or supplement thereto without the Representatives' prior written consent, which consent shall not be unreasonably withheld; provided that the Representatives will be deemed to have consented to the Issuer Free Writing Prospectuses listed on Schedule IV hereto and any "road show that is a written communication" within the meaning of Rule 433(d)(8)(i) that has been reviewed by the Representatives.  The Company shall furnish to each Underwriter, without charge, as many copies of any free writing prospectus prepared by or on behalf of, used by or referred to by the Company as such Underwriter may reasonably request.  If at any time when a prospectus is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with sales of the Securities and the Conversion Shares (but in any event if at any time through and including the Closing Date) there occurred or occurs an event or development as a result of which any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company conflicted or would conflict with the information contained in the Registration Statement or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such time, not misleading, the Company shall promptly amend or supplement such free writing prospectus to eliminate or correct such conflict so that the statements in such free writing prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such time, not misleading, as the case may be; provided, however, that prior to amending or supplementing any such free writing prospectus, the Company shall furnish to the Representatives for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of such proposed amended or supplemented free writing prospectus, and the Company shall not file, use or refer to any such amended or supplemented free writing prospectus without the Representatives' prior written consent, which consent shall not be unreasonably withheld.

(c)            Filing of Underwriter Free Writing Prospectuses. The Company shall not take any action that would result in an Underwriter or the Company being required to file with the SEC pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of such Underwriter that such Underwriter otherwise would not have been required to file thereunder.
(d)            Amendments and Supplements to Time of Sale Prospectus. If the Time of Sale Prospectus is being used to solicit offers to buy the Securities at a time when the Prospectus is not yet available to prospective purchasers, and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus so that the Time of Sale Prospectus does not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective purchaser, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, the Company shall (subject to Section 5(b) and Section 5(h) hereof) promptly prepare, file with the SEC and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective purchaser, not misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the information contained in the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.
(e)            Certain Notifications and Required Actions.  After the date of this Agreement, the Company shall promptly advise the Representatives in writing of:  (i) the receipt of any comments of, or requests for additional or supplemental information from, the SEC; (ii) the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to any preliminary prospectus, the Time of Sale Prospectus, any free writing prospectus or the Prospectus; (iii) the time and date that any post-effective amendment to the Registration Statement becomes effective; and (iv) the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto or any amendment or supplement to any preliminary prospectus, the Time of Sale Prospectus or the Prospectus or of any order preventing or suspending the use of any preliminary prospectus, the Time of Sale Prospectus, any free writing prospectus or the Prospectus, or of any proceedings to remove, suspend or terminate from listing or quotation the Common Stock from any securities exchange upon which they are listed for trading or included or designated for quotation, or of the threatening or initiation of any proceedings for any of such purposes.  If the SEC shall enter any such stop order at any time, the Company will use its best efforts to obtain the lifting of such order at the earliest possible moment.  Additionally, the Company agrees that it shall comply with all applicable provisions of Rule 424(b), Rule 433 and Rule 430B under the Securities Act and will use its reasonable efforts to confirm that any filings made by the Company under Rule 424(b) or Rule 433 were received in a timely manner by the SEC.

(f)            Amendments and Supplements to the Prospectus and Other Securities Act Matters.  If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus so that the Prospectus does not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the Prospectus is delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) to a purchaser, not misleading, or if in the reasonable opinion of the Representatives or counsel for the Underwriters or the Company it is otherwise necessary to amend or supplement the Prospectus to comply with applicable law, the Company agrees (subject to Section 5(b) and Section 5(h) hereof) to promptly prepare, file with the SEC and furnish, at its own expense, to the Underwriters and to any dealer upon request, amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the Prospectus is delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) to a purchaser, not misleading or so that the Prospectus, as amended or supplemented, will comply with applicable law.  Neither the Representatives' consent to, nor delivery of, any such amendment or supplement shall constitute a waiver of any of the Company's obligations under Section 5(b) and Section 5(h) hereof.
(g)            Delivery of Registration Statement, Time of Sale Prospectus and Prospectus. The Company shall furnish to you in New York City, without charge, prior to 10:00 a.m. New York City time on the business day next succeeding the date of this Agreement and during the period when a prospectus relating to the Securities and the Conversion Shares is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with sales of the Securities, as many copies of the Time of Sale Prospectus, the Prospectus and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.
(h)            Representatives' Review of Proposed Amendments and Supplements. During the period when a prospectus relating to the Securities and the Conversion Shares is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule), the Company (i) will furnish to the Representatives for review, a reasonable period of time prior to the proposed time of filing of any proposed amendment or supplement to the Registration Statement, a copy of each such amendment or supplement and (ii) will not amend or supplement the Registration Statement (including any amendment or supplement through incorporation of any report filed under the Exchange Act) without the Representatives' prior written consent, which consent shall not be unreasonably withheld.  Prior to amending or supplementing any preliminary prospectus, the Time of Sale Prospectus or the Prospectus (including any amendment or supplement through incorporation of any report filed under the Exchange Act), the Company shall furnish to the Representatives for review, a reasonable amount of time prior to the time of filing or use of the proposed amendment or supplement, a copy of each such proposed amendment or supplement.  The Company shall not file or use any such proposed amendment or supplement without the Representatives' prior written consent, which consent shall not be unreasonably withheld.  The Company shall file with the SEC within the applicable period specified in Rule 424(b) under the Securities Act any prospectus required to be filed pursuant to such Rule.

(i)            Continued Compliance with Securities Laws.  The Company will comply with the Securities Act and the Exchange Act so as to permit the completion of the distribution of the Securities as contemplated by this Agreement, the Registration Statement, the Time of Sale Prospectus and the Prospectus.  Without limiting the generality of the foregoing, the Company will, during the period when a prospectus relating to the Securities and the Conversion Shares is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule), file on a timely basis with the SEC and the NYSE all reports and documents required to be filed under the Exchange Act.
(j)            [Reserved]
(k)            "Blue Sky" Law Compliance.  To use its reasonable best efforts to cooperate with the Underwriters and the Underwriters' counsel in connection with the qualification of the Securities under the securities or "Blue Sky" laws of U.S. state or non-U.S. jurisdictions as the Underwriters may reasonably request and continue such qualification in effect so long as reasonably required for sales of the Securities by the Underwriters to the public; provided that in connection therewith the Company shall not be required to (i) qualify as a foreign corporation in any jurisdiction in which it would not otherwise be required to so qualify, (ii) file a general consent to service of process in any such jurisdiction, or (iii) subject itself to taxation in any jurisdiction in which it would not otherwise be subject.  The Company will advise the Underwriters promptly of the suspension of any such exemption relating to the Securities for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such exemption, the Company shall use its best efforts to obtain the withdrawal thereof at the earliest possible moment.
(l)            Payment of Expenses.  Whether or not any of the Offering or the Transactions are consummated or this Agreement is terminated, to pay (i) all costs, expenses, fees and taxes incident to and in connection with: (A) the preparation, printing, filing, shipping and distribution of the Registration Statement (including financial statements, exhibits, schedules, consents and certificates of experts), the Time of Sale Prospectus, the Prospectus, each free writing prospectus prepared by or on behalf of, used by, or referred to by the Company, and each preliminary prospectus, and all amendments and supplements thereto, and all other agreements, memoranda, correspondence and other documents prepared and delivered in connection herewith, (B) the negotiation, printing, processing and distribution (including, without limitation, word processing and duplication costs) and delivery of, each of the Documents, (C) the preparation, issuance and delivery of the Securities, (D) all filing fees, attorneys' fees and expenses incurred by the Company in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Securities for offer and sale under the state securities or blue sky laws or the provincial securities laws of Canada, and, if requested by the Representatives, preparing and printing a "Blue Sky Survey" or memorandum and a "Canadian wrapper", and any supplements thereto, advising the Underwriters of such qualifications, registrations and exemptions, (E) the listing of the Conversion Shares on the New York Stock Exchange and/or any other exchange and (F) furnishing such copies of the Registration Statement, the Time of Sale Prospectus and the Prospectus, and all amendments and supplements thereto, as may reasonably be requested for use by the Underwriters, (ii) all fees and expenses of the counsel, accountants and any other experts or advisors retained by the Company, (iii) all fees and expenses (including fees and expenses of counsel) of the Company in connection with approval of the Securities by DTC for "book-entry" transfer, (iv) all fees charged by rating agencies in connection with the rating of the Securities, (v) all fees and expenses (including reasonable fees and expenses of counsel) of the Trustee and the Company's transfer agent and (vi) all other fees, disbursements and out-of-pocket expenses incurred by the Company in connection with travel and lodging expenses, roadshow or investor presentation expenses, word processing charges, the costs of printing or producing any investor presentation materials, messenger and duplicating service expenses, facsimile expenses and other customary expenditures.

(m)            Use of Proceeds.  To use the proceeds of the Offering in the manner described in the Registration Statement, the Time of Sale Prospectus and the Prospectus under the caption "Use of Proceeds."
(n)            Transaction Documents.  To do and perform all things required to be done and performed under the Documents prior to and after the Closing Date, and to satisfy all conditions precedent to the Underwriters' obligations hereunder to purchase the Securities.
(o)            DTC.  To use its best efforts to permit the Securities to be eligible for clearance and settlement through DTC.
(p)            Furnish Trustee and Noteholder Reports.  For so long as any of the Securities remain outstanding, to furnish to the Underwriters copies of all reports and other communications (financial or otherwise) furnished by the Company to the Trustee or to the holders of the Securities and, as soon as available, copies of any reports or financial statements furnished to or filed by the Company with the SEC or any national securities exchange on which any class of securities of the Company may be listed except as filed on Edgar.
(q)            Stamp Taxes.  To pay all stamp or other issuance or transfer taxes or duties, other similar fees or charges which may be imposed by any governmental or regulatory authority in connection with the execution and delivery of this Agreement or the issuance or sale of the Securities.
(r)            Conversion Shares.  To reserve and keep available at all times, free of pre-emptive rights, the full number of Conversion Shares issuable upon conversion of the Securities.
(s)            Company Lock-Up.  During the period commencing on and including the date hereof and continuing through and including the 60th day following the date of the Prospectus (such period, extended as described below, being referred to herein as the "Lock-up Period"), the Company will not, without the prior written consent of the Representatives (which consent may be withheld in its sole discretion), directly or indirectly:  (i) sell, offer to sell, contract to sell or lend any Common Stock or Related Securities (as defined below); (ii) effect any short sale, or establish or increase any "put equivalent position" (as defined in Rule 16a-1(h) under the Exchange Act) or liquidate or decrease any "call equivalent position" (as defined in Rule 16a-1(b) under the Exchange Act) of any Common Stock or Related Securities; (iii) pledge, hypothecate or grant any security interest in any Common Stock or Related Securities; (iv) in any other way transfer or dispose of any Common Stock or Related Securities; (v) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of any Common Stock or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise; (vi) announce the offering of any Common Stock or Related Securities; (vii) file any registration statement under the Securities Act in respect of any Common Stock or Related Securities (other than as contemplated by this Agreement); or (viii) publicly announce the intention to do any of the foregoing; provided, however, that the Company may (A) effect the transactions contemplated by this Agreement, (B) effect the transactions pursuant to the Share Lending Agreement and the Hemen Share Lending Agreement, including to satisfy SFLC's obligations under the Hemen Share Lending Agreement, (C) issue any shares of Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Registration Statement, the Time of Sale Prospectus and the Prospectus, (D) issue any shares of Common Stock or grant options to purchase Common Stock pursuant to existing employee benefit plans of the Company referred to in the Registration Statement, the Time of Sale Prospectus and the Prospectus, or (E) issue shares of Common Stock pursuant to any non-employee director stock plan or dividend reinvestment plan referred to in the Registration Statement, the Time of Sale Prospectus and the Prospectus.  For purposes of the foregoing, "Related Securities" shall mean any options or warrants or other rights to acquire Common Stock or any securities exchangeable or exercisable for or convertible into Common Stock, or to acquire other securities or rights ultimately exchangeable or exercisable for, or convertible into, Common Stock.

(t)            Future Reports to the Representatives.  During the period of five years hereafter, the Company will furnish to the Representatives, c/o Jefferies LLC, at 520 Madison Avenue, New York, New York 10022, Facsimile: (646) 619-4437, Attention: General Counsel: (i) as soon as practicable after the end of each fiscal year, copies of the Annual Report of the Company containing the balance sheet of the Company as of the close of such fiscal year and statements of income, stockholders' equity and cash flows for the year then ended and the opinion thereon of the Company's independent public or certified public accountants; (ii) as soon as practicable after the filing thereof, copies of each proxy statement, Annual Report on Form 20-F, Current Report on Form 6-K or other report filed by the Company with the SEC or any securities exchange; and (iii) as soon as available, copies of any report or communication of the Company furnished or made available generally to holders of its capital stock; provided, however, that the requirements of this Section 5(s) shall be satisfied to the extent that such reports, statement, communications, financial statements or other documents are available on EDGAR.
(u)            Investment Company.  The Company and its subsidiaries will conduct their businesses in a manner so as to not be required to register under the Investment Company Act.
(v)            No Stabilization or Manipulation; Compliance with Regulation M.  The Company will not take, and will ensure that no affiliate of the Company will take, directly or indirectly, any action designed to or that might cause or result in stabilization or manipulation of the price of the Securities, the Common Stock or any reference security with respect to the Securities or Common Stock, whether to facilitate the sale or resale of the Securities and the Conversion Shares or otherwise, and the Company will, and shall cause each of its affiliates to, comply with all applicable provisions of Regulation M.
(w)            Listing.  The Company will use its best efforts to effect and maintain the listing of the Common Stock on the NYSE.  The Company will use its commercially reasonable efforts to effect and maintain the listing of the Conversion Shares on the NYSE for so long as any Securities are outstanding.
(x)             Company to Provide Copy of the Prospectus in Form That May be Downloaded from the Internet.  If requested by the Representatives, the Company shall cause to be prepared and delivered, at its expense, within one business day from the effective date of this Agreement, to the Representatives an "electronic Prospectus" to be used by the Underwriters in connection with the offering and sale of the Securities.  As used herein, the term "electronic Prospectus" means a form of Time of Sale Prospectus, and any amendment or supplement thereto, that meets each of the following conditions: (i) it shall be encoded in an electronic format, satisfactory to the Representatives, that may be transmitted electronically by the Representatives and the other Underwriters to offerees and purchasers of the Securities; (ii) it shall disclose the same information as the paper Time of Sale Prospectus, except to the extent that graphic and image material cannot be disseminated electronically, in which case such graphic and image material shall be replaced in the electronic Prospectus with a fair and accurate narrative description or tabular representation of such material, as appropriate; and (iii) it shall be in or convertible into a paper format or an electronic format, satisfactory to Jefferies LLC, that will allow investors to store and have continuously ready access to the Time of Sale Prospectus at any future time, without charge to investors (other than any fee charged for subscription to the Internet as a whole and for on-line time).  The Company hereby confirms that it has included or will include in the Prospectus filed pursuant to EDGAR or otherwise with the SEC and in the Registration Statement at the time it was declared effective an undertaking that, upon receipt of a request by an investor or his or her representative, the Company shall transmit or cause to be transmitted promptly, without charge, a paper copy of the Time of Sale Prospectus.

6.            Conditions.  The respective obligations of the Underwriters hereunder are subject to the accuracy, when made and on and as of the Closing Date, of the representations and warranties of the Company contained herein, to the performance by the Company of its obligations hereunder, and to each of the following additional terms and conditions:
(a)            Compliance with Registration Requirements; No Stop Order; No Objection from FINRA.
(i)            The Company shall have filed the Prospectus with the SEC (including the information previously omitted from the Registration Statement pursuant to Rule 430B under the Securities Act) in the manner and within the time period required by Rule 424(b) under the Securities Act; or the Company shall have filed a post‑effective amendment to the Registration Statement containing the information previously omitted from the Registration Statement pursuant to such Rule 430B under the Securities Act, and such post-effective amendment shall have become effective.
(ii)            No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment to the Registration Statement shall be in effect, and no proceedings for such purpose shall have been instituted or threatened by the SEC.
(iii)            If a filing has been made with FINRA, FINRA shall have raised no objection to the fairness and reasonableness of the underwriting terms and arrangements.
(b)            Closing Deliverables.  The Underwriters shall have received on the Closing Date:
(i)            Officers' Certificate.  A certificate dated the Closing Date, signed by (1) the Chief Executive Officer of the Company or (2) the principal financial or accounting officer of the Company, on behalf of the Company, to the effect that (a) the representations and warranties set forth in Section 4 hereof and Section 7 of the Share Lending Agreement are true and correct with the same force and effect as though expressly made at and as of the Closing Date, (b) the Company has performed and complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Date, (c) at the Closing Date, since the date hereof or since the date of the most recent financial statements in the Registration Statement, the Time of Sale Prospectus and the Prospectus (exclusive of any amendment or supplement thereto after the date hereof), no event or events have occurred, no information has become known nor does any condition exist that, individually or in the aggregate, would have a Material Adverse Effect, (d) since the date of the most recent financial statements in the Registration Statement, the Time of Sale Prospectus and the Prospectus (exclusive of any amendment or supplement thereto after the date hereof), other than as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus or contemplated hereby, neither the Company nor any subsidiary has incurred any liabilities or obligations, direct or contingent, not in the ordinary course of business that are material to the Company and its subsidiaries, taken as a whole, or entered into any transactions not in the ordinary course of business that are material to the business, condition (financial or otherwise) or results of operations or prospects of the Company and its subsidiaries, taken as a whole, and there has not been any change in the capital stock or long-term indebtedness of the Company or any subsidiary of the Company that is material to the business, condition (financial or otherwise) or results of operations or prospects of the Company and its subsidiaries, taken as a whole, and (e) the sale of the Securities has not been enjoined (temporarily or permanently).

(ii)            Secretary's Certificate.  A certificate, dated the Closing Date, executed by the Secretary of the Company, certifying such matters as the Representatives may reasonably request.
(iii)            Good Standing Certificates.  A certificate evidencing qualification by such entity as a foreign corporation in good standing issued by the Secretaries of State (or comparable office) of each of the jurisdictions in which each of the Company operates as of a date within five days prior to the Closing Date.
(iv)            Company's Counsel Opinion.  The opinion of Seward & Kissel LLP, counsel to the Company, dated the Closing Date, in form satisfactory to counsel for the Underwriters.
(v)            [Reserved]
(vi)            Company's Bermudian Counsel Opinion.  The opinion of MJM Limited, Hamilton, Bermuda, special counsel for the Company with respect to matters of Bermuda law, in form satisfactory to Seward & Kissel LLP and counsel for the Underwriters.
(vii)            Company's Special Counsel Opinion.  The opinion of each of: (a) McKinney, Bancroft & Hughes, special Bahamas counsel for the Company, (b) K.C. Saveriades & Co. LLC, special Cyprus counsel for the Company, (c) Ince & Co., special Hong Kong counsel for the Company, (d) Seward & Kissel LLP, special Liberia counsel for the Company, (e) Refalo & Zammit Pace Advocates, special Malta counsel for the Company, (f) Seward & Kissel LLP, special Marshall Islands counsel for the Company, (g) Advokatfirmaet Wiersholm AS, special Norway counsel for the Company, (h) Arias, Fabrega & Fabrega, special Panama counsel to the Company, and (i) Watson, Farley & Williams LLP, special United Kingdom counsel for the Company, in each case in form satisfactory to counsel for the Underwriters.
(viii)            Underwriters' Counsel Opinion.  An opinion, dated the Closing Date, of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Underwriters, in form satisfactory to the Representatives covering such matters as are customarily covered in such opinions.
(ix)            Comfort Letters.  The Underwriters shall have received from MSPC Certified Public Accountants and Advisors, P.C., the registered public or certified public accountants of the Company, (A) a customary initial comfort letter delivered according to Statement of Auditing Standards No. 72 (or any successor bulletin), dated the date hereof, in form and substance reasonably satisfactory to the Representatives and their counsel, with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus, and (B) a customary "bring-down" comfort letter, dated the Closing Date, in form and substance reasonably satisfactory to the Representatives and their counsel, to the effect that MSPC Certified Public Accountants and Advisors, P.C. which includes, among other things, a reaffirmation of the statements made in its initial letter furnished pursuant to clause (A) with respect to such financial statements and financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus.

(c)            Executed Documents.  The Representatives shall have received fully executed originals of each Document (each of which shall be in full force and effect on terms reasonably satisfactory to the Representatives), and each opinion, certificate, letter and other document to be delivered in connection with the Offering or any other Transaction.
(d)            No Material Adverse Change.  For the period from and after the date of this Agreement and through and including the Closing Date:
(i)            in the judgment of the Representatives there shall not have occurred any Material Adverse Change; and
(ii)            there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any securities of the Company or any of its subsidiaries by any "nationally recognized statistical rating organization" as that term is used in Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act.
(e)            No Hostilities.  Any outbreak or escalation of hostilities or other national or international calamity or crisis, including acts of terrorism, or material adverse change or disruption in economic conditions in, or in the financial markets of, the United States (it being understood that any such change or disruption shall be relative to such conditions and markets as in effect on the date hereof), if the effect of such outbreak, escalation, calamity, crisis, act or material adverse change in the economic conditions in, or in the financial markets of, the United States could be reasonably expected to make it, in the Representatives' sole judgment, impracticable or inadvisable to market or proceed with the offering or delivery of the Securities on the terms and in the manner contemplated in the Registration Statement, the Time of Sale Prospectus and the Prospectus or to enforce contracts for the sale of any of the Securities.
(f)            No Suspension in Trading; Banking Moratorium.  (i) Trading in the Common Stock shall have been suspended by the SEC, the NASDAQ Global Select Market or the New York Stock Exchange Market or a suspension or limitation of trading generally in securities on the New York Stock Exchange Market or the NASDAQ Global Select Market or any setting of limitations on prices for securities occurs on any such exchange or market, (ii) the declaration of a banking moratorium by any Governmental Authority has occurred or the taking of any action by any Governmental Authority after the date hereof in respect of its monetary or fiscal affairs, (iii) a suspension or limitation of trading in securities of the Company or (iv) a material disruption in settlement or clearing services that, in the case of clause (i) or (ii) of this paragraph, in the Representatives' sole judgment could reasonably be expected to have a material adverse effect on the financial markets in the United States or elsewhere.
(g)            Share Lending Agreement.  The Borrower shall have received from SFLC the number of Loaned Shares requested under the Borrowing Notice (as defined in the Share Lending Agreement) delivered pursuant to the Share Lending Agreement prior to 12:00 p.m., New York City time, on the Closing Date.
(h)            Approval of Listing.  At the Closing Date, the Conversion Shares shall have been approved for listing on the NYSE, subject only to official notice of issuance.

(i)            Lock-Up.  At the Closing Date, the Representatives shall have received an executed Lock-up Agreement from each Locked-up Person.
(j)            Rule 462(b) Registration Statement.  In the event that a Rule 462(b) Registration Statement is filed in connection with the Offering, such Rule 462(b) Registration Statement shall have been filed with the SEC on the date of this Agreement and shall have become effective automatically upon such filing.
(k)            Additional Documents.  On or prior to the Closing Date, the Company shall have furnished to the Representatives such further certificates and documents as the Representatives may reasonably request.
All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriters.
7.            Indemnification and Contribution.
(a)            Indemnification of the Underwriters.  The Company agrees to indemnify and hold harmless each Underwriter, its affiliates, directors, officers, employees and agents, and each person, if any, who controls any Underwriter within the meaning of the Securities Act or the Exchange Act against any loss, claim, damage, liability or expense, as incurred, to which such Underwriter or such affiliate, director, officer, employee, agent or controlling person may become subject, under the Securities Act, the Exchange Act, other federal or state statutory law or regulation, or the laws or regulations of foreign jurisdictions where the Securities have been offered or sold or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Company), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or any amendment thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; or (ii) any untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus, the Time of Sale Prospectus, any free writing prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) of the Securities Act, the Prospectus or any road show in connection with the Offering (including any "non-deal" road show prior to the launch of the Offering) (or any amendment or supplement to the foregoing), or the omission or alleged omission to state therein a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading; or (iii) any act or failure to act or any alleged act or failure to act by any Underwriter in connection with, or relating in any manner to, the Securities or the Offering, and which is included as part of or referred to in any loss, claim, damage, liability or action arising out of or based upon any matter covered by clause (i) or (ii) above (except to the extent such action or failure to act is determined by a court to have been the result of gross negligence by such Underwriter); and to reimburse each Underwriter and each such affiliate, director, officer, employee, agent and controlling person for any and all expenses (including the fees and disbursements of counsel) as such expenses are incurred by such Underwriter or such affiliate, director, officer, employee, agent or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the foregoing indemnity agreement shall not apply to any loss, claim, damage, liability or expense to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company by the Representatives in writing expressly for use in the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any such free writing prospectus, the Prospectus or any such road show in connection with the Offering (including any "non-deal" road show prior to the launch of the Offering) (or any amendment or supplement thereto), it being understood and agreed that the only such information consists of the information described in Section 7(b) below.  The indemnity agreement set forth in this Section 7(a) shall be in addition to any liabilities that the Company may otherwise have.

(b)            Indemnification of the Company, its Directors and Officers.  Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, each of its directors, each of its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act, against any loss, claim, damage, liability or expense, as incurred, to which the Company, or any such director, officer or controlling person may become subject, under the Securities Act, the Exchange Act, or other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of such Underwriter), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or any amendment thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus, the Time of Sale Prospectus, any free writing prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433 of the Securities Act, the Prospectus or any road show in connection with the Offering (including any "non-deal" road show prior to the launch of the Offering) (or any such amendment or supplement) or the omission or alleged omission to state therein a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, such preliminary prospectus, the Time of Sale Prospectus, such free writing prospectus, the Prospectus or any such road show in connection with the Offering (including any "non-deal" road show prior to the launch of the Offering) (or any such amendment or supplement), in reliance upon and in conformity with information relating to such Underwriter furnished to the Company by the Representatives in writing expressly for use therein; and to reimburse the Company, or any such director, officer or controlling person for any and all expenses (including the fees and disbursements of counsel) as such expenses are incurred by the Company, or any such director, officer or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action.  The Company hereby acknowledges that the only information that the Representatives have furnished to the Company expressly for use in the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) of the Securities Act, the Prospectus or any road show in connection with the Offering (including any "non-deal" road show prior to the launch of the Offering) (or any amendment or supplement to the foregoing) are the statements set forth in the third paragraph under the caption "Underwriting," in the second sentence under the caption "Underwriting – No Listing" and in the first paragraph under the caption "Underwriting – Stabilization" in the Preliminary Prospectus Supplement and the Final Prospectus Supplement.  The indemnity agreement set forth in this Section 7(b) shall be in addition to any liabilities that each Underwriter may otherwise have.

(c)            Notifications and Other Indemnification Procedures.  As promptly as reasonably practicable after receipt by an indemnified party under this Section 7 of notice of the commencement of any action for which such indemnified party is entitled to indemnification under this Section 7, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 7, notify the indemnifying party of the commencement thereof in writing; but the omission to so notify the indemnifying party (i) will not relieve such indemnifying party from any liability under Section 7(a) or (b) above unless and only to the extent it is materially prejudiced (through the forfeiture of substantive rights and defenses) as a proximate result thereof and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in Section 7(a) and (b) above.  In case any such action is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may elect, jointly with any other indemnifying party similarly notified by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party; provided, however, that if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the defendants in any such action include both the indemnified party and the indemnifying party, and the indemnified party shall have concluded that a conflict may arise between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be one or more legal defenses available to it and/or other indemnified parties that are different from or additional to those available to the indemnifying party, or (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after receipt by the indemnifying party of notice of the institution of such action, then, in each such case, the indemnifying party shall not have the right to direct the defense of such action on behalf of such indemnified party or parties and such indemnified party or parties shall have the right to select separate counsel to defend such action on behalf of such indemnified party or parties at the expense of the indemnifying party.  After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof and approval by such indemnified party of counsel appointed to defend such action, the indemnifying party will not be liable to such indemnified party under this Section 7 for any legal or other expenses, other than reasonable costs of investigation, subsequently incurred by such indemnified party in connection with the defense thereof, unless (i) the indemnified party shall have employed separate counsel in accordance with the proviso to the immediately preceding sentence (it being understood, however, that in connection with such action the indemnifying party shall not be liable for the fees and expenses of more than one separate counsel (in addition to local counsel) in any one action or separate but substantially similar actions in the same jurisdiction arising out of the same general allegations or circumstances, designated by the Representatives in the case of Section 7(a) or the Company in the case of Section 7(b), representing the indemnified parties under such Section 7(a) or (b), as the case may be, who are parties to such action or actions), (ii) the indemnifying party has authorized in writing the employment of counsel for the indemnified party at the expense of the indemnifying party or (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action, in each of which cases the fees and expenses of counsel shall be at the expense of the indemnifying party and shall be paid as they are incurred.  After such notice from the indemnifying party to such indemnified party, the indemnifying party will not be liable for the costs and expenses of any settlement of such action effected by such indemnified party without the prior written consent of the indemnifying party (which consent shall not be unreasonably withheld), unless such indemnifying party waived in writing its rights under this Section 7, in which case the indemnified party may effect such a settlement without such consent.

(d)            Settlements.  No indemnifying party shall be liable under this Section 7 for any settlement of any claim or action (or threatened claim or action) effected without its written consent, which shall not be unreasonably withheld, but if a claim or action settled with its written consent, or if there be a final judgment for the plaintiff with respect to any such claim or action, each indemnifying party jointly and severally agrees, subject to the exceptions and limitations set forth above, to indemnify and hold harmless each indemnified party from and against any and all losses, claims, damages or liabilities (and legal and other expenses as set forth above) incurred by reason of such settlement or judgment.  No indemnifying party shall, without the prior written consent of the indemnified party (which consent shall not be unreasonably withheld), effect any settlement or compromise of any pending or threatened proceeding in respect of which the indemnified party is or could have been a party, or indemnity could have been sought hereunder by the indemnified party, unless such settlement (A) includes an unconditional written release of the indemnified party, in form and substance satisfactory to the indemnified party, from all liability on claims that are the subject matter of such proceeding and (B) does not include any statement as to an admission of fault, culpability or failure to act by or on behalf of the indemnified party.  Notwithstanding the foregoing, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for legal or other expenses as contemplated by Section 7(c) hereof, the indemnifying party agrees that it shall be liable for any settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement or compromise of, or consent to the entry of such judgment.
(e)            Contribution.  In circumstances in which the indemnity agreements provided for in this Section 7 is unavailable to, or insufficient to hold harmless, an indemnified party in respect of any losses, claims, damages, liabilities or expenses (or actions in respect thereof), each indemnifying party, in order to provide for just and equitable contributions, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect (i) the relative benefits received by the indemnifying party or parties, on the one hand, and the indemnified party, on the other hand, from the Offering or (ii) if the allocation provided by the foregoing clause (i) is not permitted by applicable law, not only such relative benefits but also the relative fault of the indemnifying party or parties, on the one hand, and the indemnified party, on the other hand, in connection with the statements or omissions or alleged statements or omissions that resulted in such losses, claims, damages or liabilities (or actions in respect thereof).  The relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion as the total proceeds from the Offering (before deducting expenses) received by the Company bear to the total discounts and commissions received by the Underwriters.  The relative fault of the parties shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, on the one hand, or the Underwriters pursuant to Section 7(b) above, on the other hand, the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission or alleged statement or omissions, and any other equitable considerations appropriate in the circumstances.

(f)            Equitable Consideration.  The Company and the Underwriters agree that it would not be equitable if the amount of such contribution determined pursuant to Section 7(e) were determined by pro rata or per capita allocation or by any other method of allocation that does not take into account the equitable considerations referred to in Section 7(e).  Notwithstanding any other provision of this Section 7, the Underwriters shall not be obligated to make contributions hereunder that in the aggregate exceed the total discounts, commissions and other compensation received by such Underwriter under this Agreement, less the aggregate amount of any damages that such Underwriter has otherwise been required to pay by reason of the untrue or alleged untrue statements or the omissions or alleged omissions to state a material fact.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  Each Underwriter's obligation to contribute hereunder shall be several in proportion to their respective purchase obligations hereunder and not joint.  For purposes of Section 7(e), each director, officer, employee and affiliate of any Underwriter, and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, shall have the same rights to contribution as any Underwriter, and each director, officer, and employee of the Company and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, shall have the same rights to contribution as the Company.
8.            Termination.  The Representatives may terminate this Agreement (i) at any time prior to the Closing Date by written notice to the Company if any of the events described in Sections 6(d) (No Material Adverse Change), 6(e) (No Hostilities) or 6(f) (No Suspension in Trading; Banking Moratorium) shall have occurred or if the Underwriters shall decline to purchase the Securities for any reason permitted by this Agreement or (ii) on the Closing Date if any condition described in Section 6 is not fulfilled or waived in writing by the Representatives on or prior to the Closing Date.  Any termination pursuant to this Section shall be without liability on the part of (a) the Company to the Underwriters, except that the Company shall be obligated to reimburse the Underwriters for all out-of-pocket expenses (including fees and disbursements of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Underwriters) incurred by the Underwriters in connection with this Agreement and the proposed purchase of the Securities, and upon demand the Company shall pay the full amount thereof to the Representatives or (b) the Underwriters to the Company, except, in the case of each of clauses (a) and (b), that the provisions of Sections 8 and 9 hereof shall at all times be effective and shall survive such termination.
9.            Survival.  The representations and warranties, covenants, indemnities and contribution and expense reimbursement provisions of the Company set forth in or made pursuant to this Agreement shall remain operative and in full force and effect, and will survive, regardless of (i) any investigation, or statement as to the results thereof, made by or on behalf of the Underwriters, (ii) the acceptance of the Securities, and payment for them hereunder, and (iii) any termination of this Agreement.
10.            Default of One or More of the Several Underwriters.  If, on the Closing Date, any one or more of the several Underwriters shall fail or refuse to purchase the Securities that it or they have agreed to purchase hereunder on such date, and the aggregate number of Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase does not exceed 10% of the aggregate number of the Securities to be purchased on such date, the Representatives may make arrangements satisfactory to the Company for the purchase of such Securities by other persons, including any of the Underwriters, but if no such arrangements are made by such date, the other Underwriters shall be obligated, severally and not jointly, in the proportions that the number of Securities set forth opposite their respective names on Schedule I hereto bears to the aggregate number of Securities set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as may be specified by the Representatives with the consent of the non-defaulting Underwriters, to purchase the Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date.  If, on the Closing Date, any one or more of the Underwriters shall fail or refuse to purchase Securities and the aggregate number of Securities with respect to which such default occurs exceeds 10% of the aggregate number of Securities to be purchased on such date, and arrangements satisfactory to the Representatives and the Company for the purchase of such Securities are not made within 48 hours after such default, this Agreement shall terminate without liability of any party to any other party.  In any such case either the Representatives or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days in order that the required changes, if any, to the Registration Statement and the Prospectus or any other documents or arrangements may be effected.

As used in this Agreement, the term "Underwriter" shall be deemed to include any person substituted for a defaulting Underwriter under this Section 10.  Any action taken under this Section 10 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.
11.            No Fiduciary Relationship.  The Company hereby acknowledges that each Underwriter is acting solely as underwriter in connection with the purchase and sale of the Securities.  The Company further acknowledges that each Underwriter is acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm's length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company or their management, stockholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of the purchase and sale of the Securities, either before or after the date hereof.  The Underwriters hereby expressly disclaims any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect.  The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Securities, do not constitute advice or recommendations to the Company.  The Company hereby waives and releases, to the fullest extent permitted by law, any claims that either of the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.
12.            Miscellaneous.
(a)            Notices.  Notices given pursuant to any provision of this Agreement shall be addressed as follows: (i) if to the Company, to the address of the Company set forth in the Registration Statement, Attention: Chief Financial Officer, and (ii) if to the Underwriters, to each of: (A) Jefferies LLC, 520 Madison Avenue, New York, NY 10022, (B) Morgan Stanley & Co. LLC, 1585 Broadway, New York, New York 10036, Attention: Equity Syndicate Desk, with a copy to the Legal Department, and (C) ABG Sundal Collier Inc., 850 Third Avenue, Suite 9-C, New York, New York 10022, with a copy to: Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York, 10036-6522, Attention: Michael J. Zeidel, Esq. (or in any case to such other address as the person to be notified may have requested in writing)
(b)            Beneficiaries.  This Agreement has been and is made solely for the benefit of and shall be binding upon the Company, the Underwriters and to the extent provided in Section 7 hereof, the controlling persons, affiliates, officers, directors, partners, employees, representatives and agents referred to in Section 7 hereof and their respective heirs, executors, administrators, successors and assigns, all as and to the extent provided in this Agreement, and no other person shall acquire or have any right under or by virtue of this Agreement.  The term "successors and assigns" shall not include a purchaser of any of the Securities from the Underwriters merely because of such purchase.
(c)            Governing Law; Jurisdiction; Waiver of Jury Trial; Venue.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.  The Company hereby expressly and irrevocably (i) submits to the non-exclusive jurisdiction of the federal and state courts sitting in the Borough of Manhattan in the City of New York in any suit or proceeding arising out of or relating to this Agreement or the Transactions, and (ii) waives (a) its right to a trial by jury in any legal action or proceeding relating to this Agreement, the Transactions or any course of conduct, course of dealing, statements (whether verbal or written) or actions of the Underwriters and for any counterclaim related to any of the foregoing and (b) any obligation which it may have or hereafter may have to the laying of venue of any such litigation brought in any such court referred to above and any claim that any such litigation has been brought in an inconvenient forum.

(d)            Entire Agreement; Counterparts.  This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof.  This Agreement may be executed in two or more counterparts, each one of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
(e)            Headings.  The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.
(f)            Separability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction.  It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.
(g)            Amendment.  This Agreement may be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may be given, provided that the same are in writing and signed by all of the signatories hereto.
(h)            Waiver of Immunity.  With respect to any action, suit or proceeding arising out of or relating to or based upon this Agreement or any of the transactions contemplated hereby, the Company irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled, and with respect to any such action, suit or proceeding, the Company waives any such immunity in any court of competent jurisdiction, and the Company will not raise or claim or cause to be pleaded any such immunity at or in respect of any such action, suit or proceeding, including, without limitation, any immunity pursuant to the U.S. Foreign Sovereign Immunities Act of 1976, as amended.
(i)            Judgment Currency.  The obligation of the Company in respect of any sum due to any Underwriter under this Agreement shall, notwithstanding any judgment in a currency other than U.S. dollars or any other applicable currency (the "Judgment Currency"), not be discharged until the first business day following receipt by such Underwriter of any sum adjudged to be so due in the Judgment Currency on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase U.S. dollars or any other applicable currency with the Judgment Currency; if the U.S. dollars or other applicable currency so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss in respect of any sum due to such Underwriter from the Company.  If the U.S. dollars or other applicable currency so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the U.S. dollars or other applicable currency so purchased over the sum originally due to such Underwriter hereunder.
(j)            USA Patriot Act.  The parties acknowledge that in accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.

Please confirm that the foregoing correctly sets forth the agreement between the Company and the Underwriters.
Very truly yours,

SHIP FINANCE INTERNATIONAL LIMITED

By:	/s/ Ole B. Hjertaker
Name: Ole B. Hjertaker
Title: Attorney-In-Fact

JEFFERIES LLC

By:	/s/ A. Colyer Curtis
Name: A. Colyer Curtis
Title: Managing Director

ABG SUNDAL COLLIER, INC.

By:	/s/ Douglas Miller
Name: Douglas Miller
Title: CFO

MORGAN STANLEY & CO. LLC

By:	/s/ Arnaud Blanchard
Name: Arnaud Blanchard
Title: Managing Director

SCHEDULE I
UNDERWRITERS
Underwriters	Principal Amount
Jefferies LLC	$112,500,000
ABG Sundal Collier, Inc.	$49,500,000
Morgan Stanley & Co. LLC	$49,500,000
Clarksons Platou Securities, Inc.	$6,750,000
Seaport Global Securities LLC	$6,750,000
Total	$225,000,000

SCHEDULE II

PRICING TERM SHEET
Issuer Free Writing Prospectus
(Supplementing Preliminary Prospectus Supplement
Dated September 29, 2016 and Prospectus Dated September 26, 2016)
Filed Pursuant to Rule 433
Registration Statement No. 333-213782

Pricing Term Sheet
Dated September 30, 2016

Ship Finance International Limited
$225,000,000 Aggregate Principal Amount of
 5.75% Convertible Senior Notes due 2021
This term sheet relates only to the notes referenced above ("notes") and should be read together with the preliminary prospectus supplement dated September 29, 2016 (the "preliminary prospectus supplement"), including the documents incorporated by reference therein, and the accompanying prospectus dated September 26, 2016, before making a decision in connection with an investment in the notes.  The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith.  Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.
Issuer:	Ship Finance International Limited, a Bermuda exempted company
Ticker/Exchange:	SFL / New York Stock Exchange
Trade Date:	September 30, 2016
Settlement Date:	October 5, 2016
NYSE Last Reported Sale Price on October 29, 2016:	$14.51 per share
Conversion Premium	Approximately 22.5% above the NYSE Last Reported Sale Price on October 29, 2016
Initial Conversion Price:	Approximately $17.77 per common share
Initial Conversion Rate:	56.2596 common shares per $1,000 aggregate principal amount of notes
Title of Securities:	5.75% Convertible Senior Notes due 2021 (the "notes")
Aggregate Principal Amount Offered:	$225,000,000 aggregate principal amount of notes
Price to Public:	100%, plus accrued interest, if any, from October 5, 2016
Underwriting Discounts and Commissions:	2.0%

Use of Proceeds:
The Issuer estimates that the proceeds from this offering will be approximately $220 million, after deducting the underwriters' discount and estimated fees and expenses payable by the Issuer.

The Issuer intends to use all of the net proceeds of this offering for general corporate purposes, including working capital and the redemption or the repurchase in the open market, in negotiated transactions or otherwise, of all or a portion of our outstanding $350 million aggregate principal amount of 3.25% senior unsecured convertible notes due 2018, or the "3.25% Senior Notes due 2018".  There are no agreements or understandings regarding repurchases of a material amount of the 3.25% Senior Notes due 2018 as of the date of hereof.  The amount, timing and price at which such transactions may be effected will be in the sole discretion of the Issuer.  The 3.25% Senior Notes due 2018 mature on February 1, 2018 and bear interest at 3.25% per year.

Pending the use of the net proceeds from this offering, the Issuer plans to invest the proceeds in a variety of capital preservation investments at its sole discretion, including interest-bearing obligations and certificates of deposit.  See "Use of Proceeds" in the preliminary prospectus supplement.

Maturity:
October 15, 2021, unless earlier converted, redeemed or repurchased.  At maturity, the Issuer will pay the principal amount per note plus accrued and unpaid interest in whole in cash, or in part in cash and in part in common shares, at its election, as described in the preliminary prospectus supplement.

Annual Interest Rate:	5.75%
Interest Payment Dates and Record Dates:
Interest will accrue from October 5, 2016 or from the most recent date on which interest has been paid or provided for, and will be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, beginning on January 15, 2017, to holders of record at the close of business on the preceding January 1, April 1, July 1 and October 1, respectively.

CUSIP Number:	G81075 AF3
ISIN Number:	USG81075AF39
Joint Book-Running Managers:	Jefferies LLC ABG Sundal Collier, Inc. Morgan Stanley & Co. LLC
Co-Managers:	Clarksons Platou Securities, Inc. Seaport Global Securities LLC
Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change:
The following table sets forth the number of additional shares that will be added to the conversion rate per $1,000 principal amount of notes for each stock price and effective date set forth below in certain circumstances in connection with a "make-whole fundamental change" (as defined in the preliminary prospectus supplement):

2

	Stock Price
Effective Date	$14.51	$15.50	$16.50	$17.77	$19.00	$21.00	$23.00	$25.00	$27.00	$30.00
October 5, 2016	12.6583	11.8501	9.3646	6.7849	4.7930	2.4118	0.9100	0.1924	0.0293	0.0171
October 15, 2017	12.6583	11.7791	9.2798	6.7004	4.7246	2.3833	0.8752	0.1884	0.0256	0.0171
October 15, 2018	12.6583	11.5146	8.9889	6.4191	4.4772	2.2214	0.8404	0.1844	0.0219	0.0171
October 15, 2019	12.6583	10.9598	8.3949	5.8338	3.9509	1.8452	0.6447	0.1404	0.0182	0.0171
October 15, 2020	12.6583	9.9017	7.2131	4.6408	2.8667	1.0928	0.2926	0.0484	0.0182	0.0171
October 15, 2021	12.6583	8.2564	4.3464	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:
•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and the later effective dates, as applicable, based on a 365- or 366-day year, as applicable.
•	If the stock price is greater than $30.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.
•	If the stock price is less than $14.51 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.
Notwithstanding the foregoing, in no event will the conversion rate be increased as a result of this section to exceed 68.9179 shares of common stock per $1,000 principal amount of notes, subject to adjustment in the same manner, at the same time and for the same events for which the Issuer must adjust the conversion rate as set forth under "Description of Notes—Conversion Rights—Conversion Rate Adjustments" in the preliminary prospectus supplement.
The Issuer has filed a registration statement, as well as the preliminary prospectus supplement and the accompanying prospectus, with the SEC for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus and other documents the Issuer has filed with the SEC that are incorporated by reference into the preliminary prospectus supplement and accompanying prospectus for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, the underwriters or any dealer participating in the offerings will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request them by contacting Jefferies LLC (Attn: Equity Syndicate Prospectus Department), 520 Madison Avenue, 12th Floor, New York, New York 10022, Phone: 1-877-547-6340, Email: Prospectus_Department@Jefferies.com, ABG Sundal Collier Inc., Douglas Miller, 850 Third Avenue, Suite 9-C, New York, New York 10022, douglas.miller@abgsc.com, +1 212-605-3827, or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department.
3

This pricing term sheet does not contain a complete description of the notes or the notes offering.  It should be read together with the preliminary prospectus supplement and the accompanying prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA EMAIL OR ANOTHER COMMUNICATION SYSTEM.
4

SCHEDULE III
PRICING TERMS
1.	Pricing term sheet in the form attached hereto as Schedule II.

SCHEDULE IV
FREE WRITING PROSPECTUSES
1.	Pricing term sheet in the form attached hereto as Schedule II.

SCHEDULE V
OWNED VESSELS
Vessel	Flag

VLCCs
Front Century	Marshall Islands
Front Circassia	Marshall Islands
Front Scilla	Marshall Islands
Front Ariake	Bahamas
Front Serenade	Liberia
Front Hakata	Bahamas
Front Stratus	Liberia
Front Falcon	Bahamas
Front Page	Liberia
Front Energy	Marshall Islands
Front Force	Marshall Islands

Suezmaxes
Front Ardenne	Marshall Islands
Front Brabant	Marshall Islands
Glorycrown	Marshall Islands
Everbright	Marshall Islands

Chemical Tankers
Maria Victoria V	Panama
SC Guangzhou	Panama

Capesize Dry Bulk Carriers
Belgravia	Marshall Islands
Battersea	Marshall Islands
Golden Magnum	Hong Kong
Golden Beijing	Hong Kong
Golden Future	Hong Kong
Golden Zhejiang	Hong Kong
Golden Zhoushan	Hong Kong
KSL China	Marshall Islands

Kamsarmax Dry Bulk Carriers
Sinochart Beijing	Hong Kong
Min Sheng 1	Hong Kong

Handysize Dry Bulk Carriers
SFL Spey	Hong Kong
SFL Medway	Hong Kong
SFL Trent	Hong Kong
SFL Kent	Hong Kong
SFL Tyne (ex Western Australia)	Hong Kong
SFL Clyde (ex Western Houston)	Hong Kong
SFL Dee (ex Western Copenhagen)	Hong Kong

Vessel	Flag

Supramax Dry Bulk Carriers
SFL Hudson	Marshall Islands
SFL Yukon	Hong Kong
SFL Sara	Hong Kong
SFL Kate	Hong Kong
SFL Humber	Hong Kong

Container Vessels
MSC Margarita	Liberia
MSC Vidhi	Liberia
MSC Vaishnavi R.	Liberia
MSC Julia R.	Liberia
MSC Arushi R.	Liberia
MSC Katya R. (ex Santa Rebecca)	Liberia
MSC Anisha R. (ex Santa Rafaela)	Liberia
MSC Vidisha R. (ex Santa Roberta)	Liberia
MSC Zlata R. (ex Santa Ricarda)	Liberia
SFL Europa	Marshall Islands
Heung-A Green	Malta
Green Ace	Malta
SFL Avon	Marshall Islands
San Felipe	Marshall Islands
San Felix	Marshall Islands
San Fernando	Marshall Islands
San Francisca	Marshall Islands
Maersk Sarat	Liberia
Maersk Skarstind	Liberia
Maersk Shivling	Liberia

Car Carriers
Glovis Composer	Hong Kong
Glovis Conductor	Panama

Jack-Up Drilling Rigs
Soehanah	Panama
West Linus	Norway

Ultra-Deepwater Drill Units
West Hercules	Panama
West Taurus	Panama

Offshore Support Vessels
Sea Leopard	Cyprus
Sea Cheetah	Cyprus
Sea Jaguar	Cyprus
Sea Halibut	Cyprus
Sea Pike	Cyprus

LOCK-UP LETTER
EXHIBIT A
September ___, 2016
JEFFERIES LLC
ABG SUNDAL COLLIER, INC.
MORGAN STANLEY & CO. LLC
  As Representatives of the
  Underwriters listed in
  Schedule I hereto
c/o Jefferies LLC
520 Madison Avenue
 New York, New York 10022
RE:            Ship Finance International Limited (the "Company")
Ladies and Gentlemen:
The undersigned is an owner of record or a beneficial owner of certain shares of common stock, par value $1.00 per share, of the Company ("Shares") or securities convertible into or exchangeable or exercisable for Shares.  The Company proposes to carry out a public offering (the "Offering")  of Convertible Senior Notes (the "Notes") for which you will act as the Underwriters (as defined in the Underwriting Agreement (as defined below) relating to the Offering to which the Company is a party).  The undersigned recognizes that the Offering will be of benefit to the undersigned and will benefit the Company.  The undersigned acknowledges that you are relying on the representations and agreements of the undersigned contained in this letter agreement in carrying out the Offering and, at a subsequent date, entering into a Underwriting Agreement (the "Underwriting Agreement") with the Company with respect to the Offering.
In consideration of the foregoing, and for other good and valuable consideration, the receipt of and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that the undersigned will not, (and will cause any spouse or immediate family member of the spouse or the undersigned living in the undersigned's household not to (if applicable)), without the prior written consent of Jefferies LLC, ABG Sundal Collier, Inc. and Morgan Stanley & Co. LLC (which consent may be withheld in their sole discretion), directly or indirectly, (1) sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, assign transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise dispose of any Shares, options or warrants to acquire Shares, or securities exchangeable or exercisable for or convertible into Shares currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned, their spouse or family members, (2) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of all or any part of the Shares, or securities exchangeable or exercisable for or convertible into Shares currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned regardless of whether any such transaction is to be settled in securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Shares or securities exchangeable or exercisable for or convertible into Shares or any other securities of the Company or (4) or publicly announce an intention to do any of the foregoing, for a period commencing on the date hereof and continuing through the close of trading on the date 60 days after the date of the Underwriting Agreement (the "Lock-up Period"); provided, however, that the foregoing restrictions shall not apply to the transfer of any or all of the Shares owned by the undersigned, either during his lifetime or on death, by gift, will or intestate succession to the immediate family of the undersigned with respect to which the undersigned is the exclusive beneficiary; provided, however, that in any such case, it shall be a condition to such transfer that (A) the transferee executes and delivers to Jefferies LLC, ABG Sundal Collier, Inc. and Morgan Stanley & Co. LLC an agreement stating that the transferee is receiving and holding the Shares subject to the provisions of this letter agreement, and there shall be no further transfer of such Shares, except in accordance with this letter agreement and (B) no public disclosure and no filing by any party to the transfer (donor, donee, transferor or transferee) under the Exchange Act shall be required nor shall be voluntarily made reporting a reduction in beneficial ownership of the Shares in connection with such transfer or distribution prior to the expiration of the Lock-up Period (as the same may be extended pursuant to the terms hereof).

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of Shares or securities convertible into or exchangeable or exercisable for Shares held by the undersigned except in compliance with the foregoing restrictions.
Notwithstanding the foregoing, the restrictions herein shall not apply to transactions (1) relating to Shares acquired in open market transactions after completion of the public offering, provided that with respect to any proposed subsequent sales of Shares acquired in such open market transactions, it shall be a condition to such proposed subsequent sales that no filing by any party or its affiliates under the Exchange Act shall be required or shall be voluntarily made in connection with such sales, and (2) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Company's common shares involving a change of control of the Company, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Shares shall remain subject to the provisions of this letter agreement.
This letter agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal representatives, and assigns of the undersigned.
The undersigned hereby represents and warrants that the undersigned has full power, capacity and authority to enter into this letter agreement.  All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

[Signature Page follows]

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Printed Name of Holder

By:
Signature

Printed Name of Person Signing

(and indicate capacity of person signing if signing as custodian, trustee, or on behalf of an entity)

[Signature Page to Ship Finance International Lock-Up Letter]

EXHIBIT B

List of Persons and Entities Subject to Lock-up

Hans Petter Aas
Kate Blankenship
Paul Leand
Herald Thorstein
Bert Bekker
Ole B. Hjertaker
Herald Gurvin
Hemen Holding Ltd.
Farahead Investment Inc.
SFL Capital II Ltd.

B-1